FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item

1.	First Quarter 2009 Earnings Report (English)
2.	First Quarter 2009 Financial Statements (Spanish)

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/
Name:	Gonzalo Romero A.
Title:	General Counsel
Date: May 6, 2009

3

CONTACT INFORMATION	Santiago, Chile
Robert Moreno	Tel: (562) 320-8284
Manager, Investor Relations Department	Fax: (562) 671-6554
Banco Santander Chile	Email: rmorenoh@santander.cl
Bandera 140 Piso 19,	Website: www.santander.cl

Investor Relations Department	1
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 1: SUMMARY OF RESULTS AND STRATEGY
-	Distributable net income: 2008 historical net income which does not reflect new IFRS accounting standards, but is net income that can be distributed as dividends.
-	Restated net income: 2008 net income re-stated to reflect the adoption of new accounting standards in 2009.

Operating income up 18.6% YoY in 1Q09
In 1Q09, net income attributable to shareholders totaled Ch$76,652 million (Ch$0.41 per share and US$0.72/ADR).

Operating income increased 18.6% compared to 1Q08 (from now on YoY). Net interest income was flat YoY and totaled Ch$187,273 million in the quarter. The negative inflation rates in the quarter placed pressure on the net interest margin as the Bank has more assets than liabilities linked to inflation. As a result, in 1Q09, the Bank’s net interest margin reached 4.8% compared to 5.6% in 1Q08. The effects of lower inflation on margins were offset by the 16.6% YoY increase in average loans coupled with our continued focus on spreads. As a result, client net interest income, that is net interest income generated by our commercial areas, increased 11.3% YoY in 1Q09.

The impact of negative inflation on results was also offset with the Bank’s proactive management of the asset and funding mix. In 4Q08, the Bank increased its bond portfolio, which is comprised mainly of liquid and low risk Chilean Central Bank bonds, in anticipation of lower inflation and interest rate levels in 1Q09, and as a way to hedge our results in this scenario. As the economy slowed and inflation dropped, interest rates decreased sharply. As a consequence, the results from financial transactions, net increased 415.1% YoY in 1Q09.

Net fee income increased 5.2% YoY in 1Q09 and was led by a rise in fees from checking accounts and card fees. Fees from checking accounts and lines of credit grew 15.3% YoY in the quarter.  Santander is the leader in the checking account market with 630,000 accounts and 27.0% of the market. Fees from credit, debit and ATM cards increased 6.8% YoY. In the banking credit card business, Santander, with 33.5% of the credit card accounts, generated 36.3% of all purchases in 1Q09 compared to 35.3% in 1Q08. In the ATM market, Santander, with approximately 30% of the ATMs installed in the country, generated 41% of the total transactions in 2008.

Provision expense up 48% YoY in 1Q09
In 1Q09, the Bank’s net provision expense increased 48.0% YoY. This rise was driven mainly by the increase in charge-offs, in line with the economic slowdown. As a result of this ongoing effort, the Bank has been able to keep relatively stable asset quality indicators in spite of the more difficult operational environment. The expected loan loss ratio or risk index (Loan loss allowances / Total loans) reached 2.01% as of March 2009 compared to 1.88% at year-end 2008 and 1.90% as of March 2009. This is a key asset quality indicator as it determines the bank’s required level of reserves and provisions. The Bank is required to set provisions according to it and to have 100% coverage of its risk index. The past due loan ratio (Unpaid loans & installments >90 days / Total loans) as of March 2009 reached 1.21% compared to 1.10% in 4Q 08 and 1.09% in March 2008. The coverage of past due loans (Loan loss allowance / Past due loans) reached 166.2% as of March 2009.

Investor Relations Department	2
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Operating income net of provisions increases 10.0% YoY in 1Q09
In summary, operating income, net of provision expense, increased 10.0% YoY in 1Q09. The strategy of focusing on selective loan growth, improving funding and spreads, strengthening capital, and actively managing the balance sheet offset the negative effects of deflation and rising credit risks.

Ch$bn	1Q09	YoY Chg.
Client net interest income	248	11.3%
Fee income	62	5.2%
Core client revenue	310	10.1%
Non-client net int. income	(61)	75.0%
Financial transactions + other op. income	71	205.1%
Operating income	320	18.6%
Provision expense	(91)	48.0%
Operating income net of prov.	229	10.0%

Cost kept under control. Efficiency ratio improves to 34.5% in 1Q 09
The growth rate of operating expenses was curbed in the quarter. Operating expenses increased 2.8% YoY in 1Q09 compared to the 18.6% rise in operating income. As a result, the efficiency ratio reached 34.5% in 1Q09, improving from 36.6% in 1Q08. We have the highest level of efficiency among the larger banks in Chile and among the best in emerging markets.

Santander Chile adopts international accounting standards
In 2009, the Bank adopted accounting standards in line with international standards (IFRS). Historical figures in the rest of this report have been re-stated to make them more comparable. The main difference compared to previous accounting standards was the elimination of price level restatement, a non cash expense related to the level of inflation. Compared to re-stated net income, 1Q09 net income decreased 10.9% YoY. For a more detail description of the changes made to 2008 figures, please see Annexes 4-7.

ROAE reached 20.2% in 1Q 09
On a comparable distributable basis, that is, compared to the historical net income distributable as dividends and not restated to account for new accounting standards, net income attributable to shareholders was up 1.3% YoY. The Bank’s ROAE in the quarter reached 20.2%.

Focus on selective loan growth. Loan volumes negatively affected by translation losses
The Bank continued with its approach to selective loan growth given the more difficult economic environment. In addition, loan volumes were negatively affected during the quarter by the translation loss produced by the deflation (-2.3%) and appreciation of the peso against the US$ (7.5%). As a consequence, total loans decreased 4.1% QoQ and increased 12.6% YoY. Adjusting for translation losses, total loan volumes decreased approximately 2.4% QoQ and increased 14.6% YoY.

Investor Relations Department	3
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

In the retail side, total loans to individuals decreased 1.8% QoQ and increased 8.9% YoY. The growth of lending to individual was focused mainly on the middle-upper income segments, which increased 2.5% QoQ and 31.7% YoY. In the mass consumer market volumes decreased 10.4% QoQ and 25.3% YoY. Lending to SMEs decreased 3.5% QoQ and increased 8.4% YoY. Lending to the middle market decreased 5.8% QoQ and increased 8.4% YoY. Corporate loans decreased 20.5% QoQ and increased 10.4% YoY. This outcome was a result, among other things, due to the translations losses produced by the deflationary environment and the appreciation of the Chilean peso.

The loan to deposit and capital ratios remains healthy at 96.5% in 1Q09
As of March 31, 2009, Santander Chile’s loan to deposit ratio (excluding the portion of mortgage loans funded through bonds) reached a healthy 96.5% in 1Q09. As of March 2009, 70% of our total liabilities were core funds (defined as retail deposits, long-term institutional deposits and long-term bonds). This clearly reflects our strategic objective of maintaining healthy liquidity and a strong funding base.

The Bank’s capitalization ratios improved in the quarter. As of March 31, 2009, the Bank’s BIS ratio reached a solid level of 15.0% with a Tier I ratio of 11.0%. It is important to point out, that voting common shareholders’ equity is the sole component of our Tier I capital. This is in line with our strategic objective of maintaining a strong core capital base.

The Bank’s credit risk rating were upgraded in the quarter
The Bank credit risk ratings were improved in the quarter by Moody’s, following their upgrade of Chile’s sovereign ratings. The Bank deposits rating were improved from A2 to A1, senior debt rating was improved from Aa3 to Aa2. Subordinated debt rating was unchanged at Aa3. Both the senior and subordinated debt ratings pierced the sovereign ceilings, making Santander Chile the highest rated company in Latin America.

Investor Relations Department	4
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Banco Santander Chile: Summary of Quarterly Results

	Quarter		% Chg.
(Ch$ million)	1Q09	1Q08	1Q09/1Q08
Net interest income	187,273	188,006	(0.4)%
Fee income	61,631	58,595	5.2%
Core revenues	248,904	246,601	0.9%
Financial transactions, net	68,815	13,359	415.1%
Other operating income	2,498	10,015	(75.1)%
Total operating income	320,217	269,975	18.6%
Provision expense	(90,934)	(61,454)	48.0%
Operating income net of provisions	229,283	208,521	10.0%
Operating expenses	(98,288)	(95,615)	2.8%
Other op. expenses	(35,531)	(8,631)	311.7%
Net operating income	95,464	104,275	(8.4)%
Net income	79,531	88,586	(10.2)%
Minority interest	2,879	2,589	11.2%
Net income attributable to shareholders	76,652	85,997	(10.9)%
Net income/share (Ch$)	0.41	0.46	(10.9)%
Net income/ADR (US$)[1]	0.73	1.08	(32.8)%
Total loans	13,985,677	12,421,004	12.6%
Customer funds	14,855,094	13,849,629	7.3%
Shareholders’ equity	1,543,040	1,329,122	16.1%
Net interest margin	4.8%	5.6%
Efficiency ratio	34.5%	36.6%
Return on average equity[2]	20.2%	25.6%
PDL / Total loans	1.2%	1.1%
Coverage ratio of PDLs	166.2%	174.7%
Expected loss[3]	2.0%	1.9%
BIS ratio	15.0%	13.3%
Branches	501	496
ATMs	1,929	1,989
1.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate.
2.	Annualized Quarterly Earnings / Average Equity.
3.	Allowance for loan losses / Total loans. Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of expected loss

2008 figures have been restated in accordance with the new accounting standards adopted by Chilean banks in 2009. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. See Annex 4-7 for an explanation of how figures were restated.

Investor Relations Department	5
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 2: BALANCE SHEET

LOANS

Focus on selective loan growth. Loan volumes negatively affected by translation losses

Loans	Quarter ended,			% Change
(Ch$ million)	Mar-09	Dec-08 (restated)	Mar-08 (restated)	Mar. 09 / 08	Mar. 09 / Dec. 08
Total loans to individuals	6,115,175	6,229,521	5,612,830	8.9%	(1.8)%
Consumer loans	2,187,832	2,248,996	2,158,563	1.4%	(2.7)%
Residential mortgage loans	3,927,343	3,980,525	3,454,267	13.7%	(1.3)%
SMEs	2,385,720	2,471,356	2,201,005	8.4%	(3.5)%
Institutional lending	254,565	234,824	218,018	16.8%	8.4%
Middle-Market & Real Estate	2,727,232	2,895,035	2,516,708	8.4%	(5.8)%
Corporate	1,656,772	2,083,141	1,500,669	10.4%	(20.5)%
Total loans [1,2]	13,985,677	14,585,554	12,421,004	12.6%	(4.1)%
1	Includes past due loans in each category and other non-segmented loans.
2	Excludes allowance for loan losses and interbank loans

The Bank continued with its approach to selective loan growth, given the more difficult economic environment. In addition, loan volumes were negatively affected during the quarter by the translation loss produced by the deflation (-2.3%) and appreciation of the peso against the US$ (7.5%). As a consequence, total loans decreased 4.1% QoQ and increased 12.6% YoY. Adjusting for translation losses, total loan volumes decreased approximately 2.4% QoQ and increased 14.6% YoY.

On the retail side, total loans to individuals decreased 1.8% QoQ and increased 8.9% YoY. In terms of products, consumer loans decreased 2.7% QoQ and have increased 1.4% YoY.  Residential mortgage lending has decreased 1.3% QoQ and increased 13.7% YoY. Adjusting for deflation, residential mortgage loans have expanded by 0.9% QoQ and 16.3% YoY. The growth of lending to individual was focused mainly on the middle-upper income segments, which increased 2.5% QoQ and 31.7% YoY, representing 56.4% of total lending to individuals compared to 48% in 1Q08. In the mass consumer market volumes decreased 10.4% QoQ and 25.3% YoY.

Investor Relations Department	6
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

On the corporate side, lending volumes were also affected by the negative inflation and the appreciation of the currency. Loans to SMEs decreased 3.5% QoQ and increased 8.4% YoY. Lending to the middle market decreased 5.8% QoQ and increased 8.4% YoY. Corporate loans decreased 20.5% QoQ and increased 10.4% YoY. As stated in our latest earning report, the Bank experienced strong loan growth in the corporate sectors during 4Q08, as alternative sources of borrowing were constrained both internationally and locally. In 1Q09, this situation began to normalize with an important rise in local bond issues and a normalization of spreads. The Bank has kept its focus on profitability throughout this period and continues to be centered on the whole pool of revenues generated by these clients, which to a large extent comes from non-lending activities.

FINANCIAL INVESTMENTS

Financial investments	Quarter			Change %
(Ch$ million)	Mar-09	Dec-08 (restated)	Mar-08 (restated)	Mar. 09 / 08	Mar. 09 / Dec. 08
Financial assets held for trading	940,357	1,166,426	715,729	31.4%	(19.4)%
Available-for-sale financial assets	1,276,382	1,580,240	1,457,900	(12.5)%	(19.2)%
Total financial investments	2,216,739	2,746,666	2,173,629	2.0%	(19.3)%

The financial investment portfolio decreased 19.3% QoQ and increased 2.0% YoY in 1Q09. The Bank’s fixed income portfolio is comprised mainly of liquid Chilean Central Bank bonds. In 4Q08, the Bank increased its bond portfolio: (1) as a source of liquidity after a strong inflow of deposits and the tightening of lending and (2) in anticipation of lower inflation and interest rate levels in 1Q09, as a way to hedge our results in that scenario. As interest rates decreased and financial markets improved, the Bank sold fixed income instruments. At the same time, the negative inflation rates in the quarter also had a positive effect on the unrealized gains from the mark-to-market of our fixed income securities portfolio.

Investor Relations Department	7
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

FUNDING

Stable evolution of customer funds

Customer funds	Quarter			Change %
(Ch$ million)	Mar-09	Dec-08 (restated)	Mar-08 (restated)	Mar. 09 / 08	Mar. 09 / Dec. 08
Non-interest bearing deposits	3,092,010	2,949,757	2,772,568	11.5%	4.9%
Time deposits	8,677,857	9,756,266	8,407,623	3.2%	(11.1)%
Total customer deposits	11,769,867	12,706,023	11,180,191	5.3%	(7.4)%
Mutual funds	3,085,227	2,199,222	2,669,438	15.6%	40.3%
Total customer funds	14,855,094	14,905,245	13,849,629	7.3%	(0.3)%
Loans / Deposits*	96.5%	93.9%	91.4%
* (Loans - marketable securities that fund mortgage portfolio) /  (Time deposits + demand deposits)

Customer funds remained stable QoQ and increased 7.3% YoY. In 1Q09, as financial markets in Chile started to normalize following the higher volatility of 4Q08, the Bank liberated some of its excess liquidity position. In order to do so, it reduced its most expensive time deposits and funneled those funds to money market funds which generate a higher spread for the Bank via fee income. The reduction in interest rates also explains the shift of client funds from time deposits to short-term fixed income mutual funds. As a consequence, time deposits decreased 11.1% QoQ and mutual funds under management rose 40.3% QoQ. The Bank’s balance of non-interest bearing demand deposits increased 4.8% QoQ and 11.5% YoY and the average balance of demand deposits decreased 1.9% QoQ and increased 5.2% YoY.

As of March 31, 2009, Santander Chile’s loan to deposit ratio (excluding portion of mortgage loan funded through bonds) reached a healthy 96.5% at March 2009. At the same date, 70% of our total liabilities were core funds (defined as retail deposits, long-term institutional deposits and long-term bonds). This clearly reflects our strategic objective of maintaining healthy liquidity and a strong funding base.

Investor Relations Department	8
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

BIS ratio reaches 15.0% as of March 2009 with a Tier I ratio of 11.0%

Shareholders' Equity	Quarter			Change %
(Ch$ million)	Mar-09	Dec-08 (restated)	Mar-08 (restated)	Mar. 09 / 08	Mar. 09 / Dec. 08
Capital	891,303	891,303	818,535	8.9%	0.0%
Reserves	(16,960)	(123,727)	(20,618)	(17.7)%	(86.3)%
Unrealized gain (loss) Available-for-sale financial assets	(7,856)	(7,552)	(21,155)	(62.9)%	4.0%
Retained Earnings:	676,553	729,664	552,360	22.5%	(7.3)%
Retained earnings previous periods	721,340	413,053	581,652	24.0%	74.6%
Net income	76,652	415,055	85,997	(10.9)%	(81.5)%
Provision for mandatory dividends	(121,439)	(98,444)	(115,288)
Minority Interest	28,403	25,879	20,679	37.4%	9.8%
Total Equity	1,571,443	1,515,567	1,349,802	16.4%	3.7%
Equity attributable to shareholders	1,543,040	1,489,688	1,329,123	16.1%	3.6%

The Bank’s capitalization ratios improved in the quarter. As of March 31, 2009, the Bank’s BIS ratio reached a solid level of 15.0% with a Tier I ratio of 11.0%. It is important to point out, that voting common shareholders’ equity is the sole component of our Tier I capital.  This is in line with our strategic objective of focusing on liquidity, funding and capital. Shareholders’ equity totaled Ch$1,543,040 million (US$2.6 billion) as of March 31, 2009. ROAE in 1Q09 reached 20.2%. In 2009, and in line with IFRS standards being adopted by Chilean banks, the Bank’s year-end 2008 equity was restated. The main changes were: (i) the restatement for 2008 earnings, in which the main impact will be the reversal of 2008 price level restatement and (ii) the revaluation of fixed assets. This has an impact of Ch$87,042 million charged directly against equity on January 1, 2009.  For a detailed description of the impacts of IFRS on equity please see Annexes 4-7.

Capital Adequacy*	Quarter ended			Change %
(Ch$ million)	Mar-09	Dec-08	Mar-08	Mar. 09 / 08	Mar. 09 / Dec. 08
Tier I (Core Capital)	1,543,039	1,578,043	1,398,183	10.4%	(2.2)%
Tier II	560,232	588,657	415,905	34.7%	(4.8)%
Regulatory capital	2,103,271	2,166,700	1,814,088	15.9%	(2.9)%
Risk weighted assets	13,979,591	15,710,202	13,593,098	2.8%	(11.0)%
Tier I ratio	11.0%	10.0%	10.3%
BIS ratio	15.0%	13.8%	13.3%
* Figures for 2008 are not restated with new accounting standards.

In April 2009, the Bank will pay its annual dividend of Ch$1.13/share, equivalent to 65% of 2008 earnings (not restated) attributable to shareholders. At the record date in Chile, the dividend yield was 6.3%. All else equal, the Bank’s BIS ratio post dividend will be approximately 14.2%.

Investor Relations Department	9
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 3: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Client net interest income increases 11.3% YoY. Deflation in the quarter hurts non-client margins.

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	1Q09	4Q08 (Restated)	1Q08 (Restated)	1Q09/1Q08	1Q09/4Q08
Client net interest income [1]	247,889	274,900	222,643	11.3%	(9.8)%
Non-client net interest income [2]	(60,615)	(42,697)	(34,637)	75.0%	42.0%
Net interest income	187,273	232,203	188,006	(0.4)%	(19.3)%
Average interest-earning assets	15,742,285	15,959,439	13,539,003	16.3%	(1.4)%
Average loans	14,312,882	14,295,443	12,277,279	16.6%	0.1%
Net interest margin (NIM) [3]	4.8%	5.8%	5.6%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	28.4%	27.8%	30.7%
Quarterly inflation rate [4]	(2.30)%	2.21%	1.02%
Avg. overnight interbank rate (nominal)	5.49%	8.24%	6.22%
Avg. 10 year Central Bank yield (real)	2.60%	3.22%	2.84%
1.	Client net interest income and margins, is net interest income (and margins) generated by our commercial areas.
2.	Non-client net interest income is net interest income generated by centralized activities, non-segmented portions of the balance sheet and Financial Management.
3.	Annualized.
4.	Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 1Q09 net interest income was flat YoY. The negative inflation rates in the quarter placed pressure on the Bank’s net interest margin, as the Bank has more assets than liabilities linked to inflation. As a result, the Bank’s net interest margin reached 4.8% in the quarter compared to 5.6% in 1Q08. The effects of lower inflation on margins were offset by the 16.6% YoY increase in average loans coupled with our continued focus on spreads.

In order to understand the underlying trends of our net interest income, we break these revenues between Client net interest income, which is net interest income (and margins) generated by our commercial areas, and Non-client interest income.

Investor Relations Department	10
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Client net interest income. Client net interest income increased 11.3% YoY in 1Q09. This growth was led by the 16.3% YoY increase in average loans. In the quarter, the Bank continued to focus on increasing spreads to defend profitability and margins in a negative inflationary environment. Compared to our main competitors, the Bank maintains the highest margins and experienced the lowest YoY reduction in net interest income in the period. This positive evolution of client net interest income was partially offset by growth in the less riskier, but lower yielding corporate and high-end individual segments and a lower spread earned over the Bank’s equity and free funds as interest rates descended.

Source: SBIF as of March 2009. Industry excludes Santander Chile

Non-Client net interest income. Non-client net interest income, which is net interest income generated by centralized activities, non-segmented portions of the balance sheet and Financial Management - totaled a loss of Ch$60,615 million increasing 75.0% YoY. The QoQ rise of this loss was mainly due to the negative inflation rate in the quarter. The Bank maintains long-term assets (mainly medium and long-term financial investments) that are denominated in Unidades de Fomento (UFs), an inflation indexed unit, which are partially funded with nominal or non-interest bearing peso short-term deposits. Deflation has a negative impact on net interest income and margins as the Bank maintains a positive gap between assets and liabilities indexed to inflation. This situation was partially offset by client activities and an active management of the asset and liability mix. The negative inflation rates in the quarter hurt margins, but on the other hand, had a positive effect on the realized and unrealized gains from the mark-to-market of our fixed income securities portfolio that had been increased to hedge our results in anticipation of lower inflation levels. The reduction of our fixed income portfolio also reduced our positive UF gap and, therefore, the impact of deflation on margins (See Financial investments and the results from Financial transactions, net).

The 19.3% QoQ decrease in net interest income was mainly due to the lower quarterly inflation rates and the negative impact over the profitability of our free funds in a lower rate environment.

Investor Relations Department	11
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

PROVISION FOR LOAN LOSSES

Net provision expense rises as the economy slows down

Provision for loan losses	Quarter			Change %
(Ch$ million)	1Q09	4Q08 (Restated)	1Q08 (Restated)	1Q09/1Q08	1Q09/4Q08
Gross provisions	(6,098)	(17,317)	(14,104)	(56.8)%	(64.8)%
Charge-offs	(93,733)	(75,984)	(57,570)	62.8%	23.4%
Gross provisions and charge-offs	(99,831)	(93,301)	(71,674)	39.3%	7.0%
Loan loss recoveries	8,897	9,722	10,220	(12.9)%	(8.5)%
Net provisions for loan losses	(90,934)	(83,579)	(61,454)	48.0%	8.8%
Total loans	13,985,677	14,585,554	12,421,004	12.6%	(4.1)%
Total reserves (RLL)	(281,265)	(274,205)	(236,454)	19.0%	2.6%
Past due loans[1] (PDL)	169,220	160,824	135,354	25.0%	5.2%
Non-performing loans (NPLs)[2]	392,802	—	—	—	—
Gross provision expense / Loans	2.86%	2.56%	2.31%
Cost of credit[3]	2.60%	2.29%	1.98%
Expected loss (RLL / Total loans)	2.01%	1.88%	1.90%
PDL / Total loans	1.21%	1.10%	1.09%
Coverage of PDLs[4]	166.2%	170.5%	174.7%
NPLs / total loans	2.81%
Coverage of NPLs[5]	471.7%
1	PDLs: Past due loans: installments or credit lines more than 90 days overdue.
2	NPLs: Capital + future interest of all loans with one installment 90 days or more overdue.
3	Cost of credit: Net provision expense / loans annualized.
4	Coverage of PDLs: RLL / PDLs
5	Coverage NPLs: (RLL + Equity) / NPLs

In 1Q09, the Bank’s net provision expense increased 48.0% YoY. This rise was driven mainly by the increase in charge-offs caused by the economic slowdown. By loan product, the most important rise in net provision expense was in the commercial loan portfolio. The expected loss of this portfolio has been rising, following various years of low credit risk and provisioning levels.

Provision for loan losses by loan product	Quarter			Change %
(Ch$ million)	1Q09	4Q08	1Q08	1Q09/1Q08	1Q09/4Q08
Net provisions commercial loans[1]	(12,941)	(11,787)	(2,170)	496.4%	9.8%
Net provisions res. mortgage loans	(5,403)	(3,534)	(2,782)	94.3%	52.9%
Net provisions consumer loans	(72,590)	(68,258)	(56,502)	28.5%	6.3%
Net provisions for loan losses	(90,934)	(83,579)	(61,454)	48.0%	8.8%
1	Includes net provision expenses for interbank loans off-balance sheet contingent operations.

In 1Q09, the Bank continued to focus loan growth in lower risk segments in order to reduce the growth of this expense. Spreads have also been increased to cover for this higher requirement and the Bank continues with its aggressive charge-off policy to maintain healthy asset quality indicators. At the same time, during 1Q09 the Bank implemented a series of additional measures to control asset quality. The weighting of recoveries and other preventive measures to control asset quality in commercial teams’ variable incentives has been increased to around 50%. Commercial teams at the branch level are now responsible for the performing portion of their loan book and the first 89 days of their non-performing portfolios. Previously, commercial teams were only directly involved in the collection process in the initial 30 days of non-performance and for then on NPLs were managed by the collections department. Despite these measures, we still believe there is a risk that asset quality will further deteriorate and provision expense will continue to expand.

Investor Relations Department	12
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

The expected loan loss ratio or risk index (Loan loss allowances / Total loans), which is a ratio that measures how much the Bank expects to loose on its loan book according to its internal models and the Superintendency of Banks of Chile guidelines, reached 2.01% as of March 2009 compared to 1.88% at year-end 2008 and 1.90% as of March 2009. This is a key asset quality indicator as it determines the bank’s required level of reserves and provisions. The Bank is required to have 100% coverage of its risk index.

Concerning other risk metrics, the past due loan ratio (Unpaid loans & installments >90 days / Total loans) as of March 2009 reached 1.21% compared to 1.10% in 4Q 08 and 1.09% in March 2008. The coverage of past due loans (Loan loss allowance / Past due loans) reached 166.2% as of March 2009.

In 2009, and in line with IFRS standards, banks will publish an additional asset quality indicator,  Non-performing Loans (NPLs), that includes not only the overdue portion of a loan, but also the entire performing balance and future interest payments. This new definition does not affect the Bank’s provisioning levels, which are determined by the expected loss indicators, as discussed. As of March 2009, the ratio of NPLs to total loans reached 2.81%. The coverage of NPLs - measured as Loan loss reserves plus equity over NPLs - reached 471.7% in 1Q09.

Note: NPL figures for 2008 are estimated based on Spanish GAAP definitions.

Investor Relations Department	13
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

NET FEE INCOME

Focus on cross-selling and increasing transactions

Fee Income	Quarter			Change %
(Ch$ million)	1Q09	4Q08 (Restated)	1Q08 (Restated)	1Q09/1Q08	1Q09/4Q08
Checking accounts & lines of credit	15,995	17,558	13,873	15.3%	(8.9)%
Collection fees	15,365	14,139	15,415	(0.3)%	8.7%
Credit, debit & ATM card fees	12,014	11,676	11,245	6.8%	2.9%
Guarantees, pledges and other contingent operations	6,216	5,084	3,812	63.1%	22.3%
Asset management	6,144	5,853	7,153	(14.1)%	5.0%
Insurance brokerage	3,328	3,619	3,500	(4.9)%	(8.0)%
Fees from brokerage and custody of securities	1,263	977	1,497	(15.6)%	29.3%
Other Fees	1,306	3,196	2,100	(37.8)%	(59.1)%
Total fees	61,631	62,102	58,595	5.2%	(0.8)%

Net fee income increased 5.2% YoY in 1Q09. The YoY grow of fees was led by a rise in fees from checking accounts and card fees. Fees from checking accounts and lines of credit increased 15.3% YoY in the quarter. Santander is the leader in the checking account market with 630,000 accounts and 27.0% of the market. Fee income from lines of credit is expected to decline throughout 2009 due to regulatory changes that prohibits certain fees charged for unauthorized overdrafts commencing in 2Q09.

Fees from credit, debit and ATM cards increased 6.8% YoY. The usage of electronic means of payments continues to steadily grow in Chile, especially the usage of credit cards and ATMs. In the banking credit card business, Santander, with 33.5% of the credit card accounts, generated 36.3% of all purchases in 1Q09 compared to 35.3% in 1Q08. In the ATM market, Santander, with approximately 30% of the ATMs installed in the country, generated 41% of the total transactions in 2008. The Bank’s market share in acquisitions using debit cards reached 24.1% in 1Q09. Going forward there will be regulatory changes limiting fees charged on purchases made in installments using credit cards.

The change to IFRS has an important change in the level of collection fees. The Bank must now consolidate its outsourced collection entities and the income earned from collection fees they charged for recovering loans is now consolidated into the Bank (as well as the operating costs of these companies and headcount). Collection fees in 1Q09 totaled Ch$15,365 million, decreasing 0.3% YoY. The main driver of fee growth in this line item is the collection of loan insurance policies on behalf of third parties.

Fees from guarantees, pledges and other contingent operations increased 63.1% YoY, mainly driven by growth of fees from stand-by letters of credit.

Investor Relations Department	14
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Asset management fees decreased 14.1% YoY in the quarter mainly due to the shift in the mix of funds managed away from higher yielding equity funds to lower yielding money market funds. Compared to 4Q08, fees from asset management were up 5.0% as funds under management increased 40.3% QoQ, reflecting the recovery of both equity and money market funds, following the sharp decline experienced in 4Q08.

Insurance brokerage fees decreased 4.9% YoY in 1Q09. The lower growth of retail lending negatively affects the brokerage of property and casualty insurance.

Fees securities brokerage and custody increased 29.3% QoQ as security brokerage fees recovered following a sharp decline in volumes traded in 4Q08. Despite this recovery, security brokerage volumes are still below 1Q08 levels and hence, the 15.6% YoY decline in this fee item.

Other fees which totaled Ch$1,306 million were negatively affected by a one-time fees expense of Ch$700 million recognized in the quarter.

Investor Relations Department	15
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

OPERATING EXPENSES AND EFFICIENCY

The Bank continues to tighten cost control. Efficiency reached 34.5% in the quarter

Operating Expenses	Quarter			Change %
(Ch$ million)	1Q09	4Q08 (Restated)	1Q08 (Restated)	1Q09/1Q08	1Q09/4Q08
Personnel expenses	(54,394)	(67,547)	(53,808)	1.1%	(19.5)%
Administrative expenses	(33,448)	(32,605)	(30,694)	9.0%	2.6%
Depreciation and amortization	(10,446)	(11,193)	(11,113)	(6.0)%	(6.7)%
Operating expenses	(98,288)	(111,345)	(95,615)	2.8%	(11.7)%
Efficiency ratio*	34.5%	36.0%	36.0%
*	Operating expenses / Operating income. Operating income = Net interest income + Net fee income+ Financial transactions net + other operating income and expenses.

The growth rate of operating expenses was curbed in the quarter. In 1Q09, the efficiency ratio reached 34.5% compared to 36.0% in 4Q08 and 1Q08. Operating expenses increased 2.8% YoY in 1Q09. Personnel expenses increased 1.1% YoY in 1Q09. This positive evolution of personnel expenses was mainly due to the deceleration of inflation and lower variable incentives.

The growth rate of administrative expenses was also controlled in the quarter, as the Bank has been limiting the opening of new branches. Administrative expenses in 1Q09 increased 9.0% YoY. The rise was mainly due to higher rent that adjusts with yearly inflation rates which as of March was approximately 5%. Since approximately 1/3 of the Bank’s branches have been opened in the past three years, there is still ample room to sustain growth and improve efficiency by maximizing profitability of the existing network. As of March 2009, the Bank’s distribution network totaled 501 offices (including the branches of the sales force and collections services) and decreased 1.2% compared to year-end 2008. The ATM network decreased 1.5% QoQ, totaling 1,929 ATMs.

Stable evolution of distribution network

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	16
email: rmorenoh@santander.cl

NET RESULTS FROM FINANCIAL TRANSACTIONS

Positive results from client and non-client related treasury activities mitigates negative effects of deflation

Net Result from Financial Transactions	Quarter			Change %
(Ch$ million)	1Q09	4Q08 (Restated)	1Q08 (Restated)	1Q09/1Q08	1Q09/4Q08
Net gains from mark-to-market and trading	19,429	102,222	(88,622)	(121.9)%	(81.0)%
Exchange differences, net	49,386	(85,271)	101,981	(51.6)%	(157.9)%
Net results from financial transactions	68,815	16,951	13,359	415.1%	306.0%
Avg. 10 year Central Bank yield (real)	2.60%	3.22%	2.84%
Avg. 10 year Central Bank yield (nominal)	5.09%	6.50%	6.46%

The net gains from mark-to-market and trading mainly includes the mark-to-market of the available for sale investment portfolio, realized and unrealized gains of financial investments held for trading, the interest revenue generated by the held for trading portfolio, gains or losses from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as exchange differences, net mainly includes the translation gains or losses of assets and a liability denominated in foreign currency. In order to better understand these line items, we present the net results from financial transactions by business area in the table below.

Net Result from Financial Transactions	Quarter			Change %
(Ch$ million)	1Q09	4Q08 (Restated)	1Q08 (Restated)	1Q09/1Q08	1Q09/4Q08
Santander Global Connect & Market making*	39,240	21,263	25,564	53.5%	84.5%
ALCO & Proprietary trading	29,575	(4,312)	(12,205)	—%	—%
Net results from financial transactions	68,815	16,951	13,359	415.1%	306.0%
*  Santander Global Connect, market making & results from the sale of charged-off loans.

The 415.1% YoY increase in the net results from financial transactions was mainly due to higher realized gains from the available for sale fixed income portfolio and realized and unrealized gains from the financial assets held for trading (See Financial investments). In 4Q08, the Bank increased its bond portfolio to: (1) increase liquidity after a strong inflow of deposits and the tightening of lending and (2) in anticipation of lower inflation and interest rate levels in 1Q09, as a way to hedge our results in that scenario. The lower interest rates and negative inflation had a positive effect on the realized and unrealized gains from the mark-to-market of our fixed income securities portfolio.

The results from Santander Global Connect, a unit that sells treasury products to a wide range of corporate and retail clients, and generates a recurring and growing source of income also experienced a positive evolution in the quarter. Income from Santander Global Connect increased 84.5% QoQ and 53.5% YoY in 1Q09.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	17
email: rmorenoh@santander.cl

OTHER INCOME AND EXPENSES

Other Income and Expenses	Quarter			Change %
(Ch$ million)	1Q09	4Q08 (Restated)	1Q08 (Restated)	1Q09/1Q08	1Q09/4Q08
Other operating income	2,498	2,014	10,015	(75.1)%	24.0%
Other operating expenses	(35,531)	(9,324)	(8,631)	311.7%	281.0%
Income attributable to investments in other companies	326	8	(262)	(224.4)%	3975.0%
Income tax	(16,259)	(13,506)	(15,427)	5.4%	20.4%
Tax rate	17.0%	12.4%	14.8%

Other operating income, which mainly includes the results from the sale and maintenance of repossessed assets and other results, totaled a gain of Ch$2,498 million in 1Q09, increasing 24.0% QoQ and decreasing 75.1% YoY. The YoY decrease was mainly due to the fact that in 1Q08 the Bank perceived one-time income from the sale of shares in Visa and the Santiago Stock Exchange.

The Bank in 1Q09 recognized additional provisions for both credit and non-credit contingencies given the difficult economic environment and the potential for further deterioration. This explains the 311.7% YoY rise in other operating expenses.

In 2009, the Bank no longer recognizes the results from price level restatement except in the tax books. As inflation was negative in the quarter, this produced, for tax purposes, a gain from price level restatement and therefore, a higher effective tax rate and tax expense.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	18
email: rmorenoh@santander.cl

SECTION 4: CREDIT RISK RATINGS

International ratings:

The Bank has credit ratings from three leading international agencies. We have the highest risk rating in Latin America. In 1Q09 Moody’s upgraded the Bank credit risk ratings in line with the improvement of Chile’s sovereign ratings.

Moody’s	Rating
Long-term bank deposits	A1
Senior bonds	Aa2
Subordinated debt	Aa3
Bank Deposits in Local Currency	Aa2
Bank financial strength	B-
Short-term deposits	P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A+
Long-term Local Issuer Credit	A+
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Individual rating	B

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	Level 2	1CN1
Short-term deposits	N1+	Level 1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA+	AA+
Outlook	Stable	Stable

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	19
email: rmorenoh@santander.cl

SECTION 5: SHARE PERFORMANCE
As of March 2009

Ownership Structure:

ADR Price Evolution
Santander ADR vs. Global 1200 Financial Index
                (Base 100 = 12/31/2003)

ADR price (US$) 1Q09
03/31/09:	34.35
Maximum (1Q09):	38.80
Minimum (1Q09):	31.20

Market Capitalization: US$6,230 million

P/E 12 month trailing:	8.30
P/BV (03/29/09):	2.34
Dividend yield*:	6.3%

*	Based on closing price on record date of last dividend payment.

Daily traded volumes 1Q 2009

Local Share Price Evolution
Santander vs IPSA Index
               (Base 100 = 12/31/2003)

Local share price (Ch$) 1Q09
03/31/09:	19.14
Maximum (1Q09):	23.00
Minimum (1Q09):	18.23

Dividends:
Year paid	Ch$/share	% of previous year earnings
2006:	0.83	65%
2007:	0.99	65%
2008:	1.06	65%
2009:	1.13	65%

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	20

SECTION 6: INSTITUTIONAL BACKGROUND

Institutional Background

As per the latest public records published by the Superintendency of Banks of Chile for March 2009, Banco Santander Chile was the largest bank in terms of loans and deposits. The Bank has the highest credit ratings among all Latin American companies, with an A+ rating from Standard and Poor’s, A+ by Fitch and A1 by Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Santander, which controls 76.91% of Banco Santander Chile.

Banco Santander, S.A., (SAN.MC, STD.N), headquartered in Madrid, engages primarily in commercial banking with complementary activities in global wholesale banking, cards, asset management and insurance. Santander had over EUR 1.168 trillion in funds under management at the close of 2008, from more than 80 million customers served through 13,390 offices – more branches than any other international bank. Founded in 1857, Santander is the largest financial group in Spain and Latin America and has a significant presence in Western Europe and in the United Kingdom. In 2008, Santander registered €8,876 million in attributable net profit, an increase of 9% from 2007, excluding capital gains.

In Latin America, Santander manages over US$200 billion in business volumes (loans, deposits, mutual funds, pension funds and managed funds) through 6,089 branches. In 2008, Santander reported EUR 2,945 million in net attributable income in Latin America, up 10% from the previous year.

For more information, see www.santander.com.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	21

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheets	Mar-08	Jun-08	Sep-08	Dec-08	Mar-09	Mar. 09 / 08	Mar. 09 / Dec. 08
Ch$million						% Chg.
Assets
Cash and balances from Central Bank	647,710	1,280,559	854,459	855,411	1,092,151	68.6%	27.7%
Funds to be cleared	626,731	487,591	513,843	335,405	374,617	(40.2)%	11.7%
Financial assets held for trading	715,729	893,937	891,069	1,166,426	940,357	31.4%	(19.4)%
Investment collateral under agreements to repurchase	4,655	11,697	8,805	-	7,008	50.5%	--%
Derivatives	1,427,176	1,233,562	1,296,402	1,846,509	1,598,218	12.0%	(13.4)%
Interbank loans	116,991	150,406	76,015	95,499	47,809	(59.1)%	(49.9)%
Loans, net of loan loss allowances	12,184,550	12,954,140	13,515,005	14,311,349	13,704,412	12.5%	(4.2)%
Available-for-sale financial assets	1,457,900	1,080,216	1,316,741	1,580,240	1,276,382	(12.5)%	(19.2)%
Held-to-maturity investments	-	-	-	-	-
Investments in other companies	6,859	6,663	6,762	7,277	7,452	8.6%	2.4%
Intangible assets	57,727	58,526	65,090	68,232	68,248	18.2%	0.0%
Fixed assets	202,941	201,234	198,133	200,389	196,553	(3.1)%	(1.9)%
Current tax assets	4,859	18,235	12,654	18,715	8,310	71.0%	(55.6)%
Deferred tax assets	77,063	83,280	124,800	88,825	85,691	11.2%	(3.5)%
Other assets	648,287	586,287	663,188	508,653	579,639	(10.6)%	14.0%
Total Assets	18,179,178	19,046,333	19,542,966	21,082,930	19,986,847	9.9%	(5.2)%

Liabilities and Equity
Total non-interest bearing deposits	2,772,568	3,194,423	3,130,913	2,948,162	3,092,010	11.5%	4.9%
Funds to be cleared	381,921	297,611	308,345	142,552	246,100	(35.6)%	72.6%
Investments sold under agreements to repurchase	91,545	294,438	739,967	562,223	369,905	304.1%	(34.2)%
Time deposits and savings accounts	8,407,623	8,390,418	8,408,557	9,756,266	8,677,857	3.2%	(11.1)%
Derivatives	1,540,408	1,081,784	1,122,579	1,469,724	1,426,565	(7.4)%	(2.9)%
Deposits from credit institutions	1,013,578	1,505,196	1,495,608	1,425,067	1,423,195	40.4%	(0.1)%
Marketable debt securities	2,196,889	2,405,006	2,372,389	2,651,372	2,632,433	19.8%	(0.7)%
Other obligations	113,873	165,833	130,521	131,318	120,780	6.1%	(8.0)%
Current tax liabilities	3,552	1,017	850	791	506	(85.8)%	(36.0)%
Deferred tax liability	14,651	23,949	57,388	19,437	9,381	(36.0)%	(51.7)%
Provisions	154,570	92,938	137,460	166,719	204,211	32.1%	22.5%
Other liabilities	138,199	295,128	220,667	293,732	212,461	53.7%	(27.7)%
Total Liabilities	16,829,377	17,747,741	18,125,244	19,567,363	18,415,404	9.4%	(5.9)%

Equity
Capital	818,535	818,535	818,535	891,303	891,303	8.9%	0.0%
Reserves	(20,618)	(21,305)	(21,234)	(123,727)	(16,960)	(17.7)%	(86.3)%
Unrealized gain (loss) Available-for-sale financial assets	(21,155)	(45,900)	(31,204)	(7,552)	(7,856)	(62.9)%	4.0%
Retained Earnings:	552,360	523,573	627,264	729,664	676,553	22.5%	(7.3)%
Retained earnings previous periods	581,651	381,030	381,030	413,053	721,340	24.0%	74.6%
Net income	85,997	188,768	321,408	415,055	76,652	(10.9)%	(81.5)%
Provision for mandatory dividend	(115,288)	(46,225)	(75,174)	(98,444)	(121,439)	5.3%	23.4%
Total Shareholders' Equity	1,329,122	1,274,903	1,393,361	1,489,688	1,543,040	16.1%	3.6%
Minority Interest	20,679	23,689	24,361	25,879	28,403	37.4%	9.8%
Total Equity	1,349,801	1,298,592	1,417,722	1,515,567	1,571,443	16.4%	3.7%
Total Liabilities and Equity	18,179,178	19,046,333	19,542,966	21,082,930	19,986,847	9.9%	(5.2)%

2008 figures have been restated in accordance with the new accounting standards adopted by Chilean banks in 2009. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. See Annexes 4-7 for an explanation of how figures were restated-

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	22

ANNEX 2 : QUARTERLY INCOME STATEMENTS

Unaudited Income Statement	1Q08	2Q08	3Q08	4Q08	1Q09	Mar. 09 / 08	Mar. 09 / Dec. 08
						% Chg.
Interest revenue	397,894	498,504	624,168	540,779	246,791	(38.0)%	(54.4)%
Interest expense	(209,888)	(278,255)	(372,562)	(308,576)	(59,518)	(71.6)%	(80.7)%
Net interest revenue	188,006	220,249	251,606	232,203	187,273	(0.4)%	(19.3)%
Fee income	70,668	74,106	74,497	76,698	77,163	9.2%	0.6%
Fee expense	(12,073)	(12,781)	(13,390)	(14,596)	(15,532)	28.7%	6.4%
Net fee income	58,595	61,325	61,107	62,102	61,631	5.2%	(0.8)%
Net gains from mark-to-market and trading	(88,622)	163,277	96,600	102,222	19,429	—%	(81.0)%
Exchange differences, net	101,981	(141,172)	(62,580)	(85,271)	49,386	(51.6)%	—%
Total market related income	13,359	22,105	34,020	16,951	68,815	415.1%	306.0%
Other operating income, net	10,015	5,721	39	2,014	2,498	(75.1)%	24.0%
Total operating income	269,975	309,400	346,772	313,270	320,217	18.6%	2.2%
Provision expense	(61,454)	(70,459)	(72,492)	(83,579)	(90,934)	48.0%	8.8%
Total operating income net of provisions	208,521	238,941	274,280	229,691	229,283	10.0%	(0.2)%
Personnel expenses	(53,808)	(61,937)	(63,483)	(67,547)	(54,394)	1.1%	(19.5)%
Administrative expenses	(30,694)	(34,873)	(35,511)	(32,605)	(33,448)	9.0%	2.6%
Depreciation and amortization	(11,113)	(13,612)	(11,708)	(11,193)	(10,446)	(6.0)%	(6.7)%
Operating expenses	(95,615)	(110,422)	(110,702)	(111,345)	(98,288)	2.8%	(11.7)%
Other operating expenses	(8,631)	(11,143)	(12,579)	(9,325)	(35,531)	311.7%	281.0%
Total operating expenses	(104,246)	(121,565)	(123,281)	(120,670)	(133,819)	28.4%	10.9%
Net operating income	104,275	117,376	150,999	109,021	95,464	(8.4)%	(12.4)%
Income attributable to investments in other companies	(262)	1,180	139	8	326	—%	3975.0%
Price level restatement	0	0	0	0	0
Net income before taxes	104,013	118,556	151,138	109,029	95,790	(7.9)%	(12.1)%
Income tax	(15,427)	(13,607)	(17,545)	(13,506)	(16,259)	5.4%	20.4%
Net income from ordinary activities	88,586	104,949	133,593	95,523	79,531	(10.2)%	(16.7)%
Net income discontinued operations	0	0	0	0	0
Net income attributable to:
Minority interest	2,589	2,178	953	1,877	2,879	11.2%	53.4%
Net income attributable to shareholders	85,997	102,771	132,640	93,646	76,652	(10.9)%	(18.1)%

2008 figures have been restated in accordance with the new accounting standards adopted by Chilean banks in 2009. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. See Annexes 4 -7  for an explanation of how figures were restated.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	23

ANNEX 3: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Mar-08	Jun-08	Sep-08	Dec-08	Mar-09
(Ch$ millions)
Loans
Consumer loans	2,158,563	2,205,135	2,241,163	2,248,996	2,187,832
Residential mortgage loans	3,454,267	3,636,849	3,852,648	3,980,525	3,927,343
Commercial loans	6,808,174	7,357,979	7,679,640	8,356,033	7,870,502
Total loans	12,421,004	13,199,963	13,773,451	14,585,554	13,985,677
Allowance for loan losses	(236,454)	(245,823)	(258,446)	(274,205)	(281,265)
Total loans, net of allowances	12,184,550	12,954,140	13,515,005	14,311,349	13,704,412

Loans by segment
Individuals	5,612,830	5,841,984	6,093,811	6,229,521	6,115,175
SMEs	2,201,005	2,314,975	2,418,645	2,471,356	2,385,720
Institutional lending	218,018	230,934	216,016	234,824	254,565
Total retail lending	8,031,853	8,387,893	8,728,472	8,935,701	8,755,460
Middle-Market & Real estate	2,516,708	2,703,058	2,831,381	2,895,035	2,727,232
Corporate	1,500,669	1,573,148	1,648,671	2,083,141	1,656,772

Customer funds
Demand deposits	2,772,568	3,194,423	3,130,913	2,948,162	3,092,010
Time deposits	8,407,623	8,390,418	8,408,557	9,756,266	8,677,857
Total deposits	11,180,191	11,584,841	11,539,470	12,704,428	11,769,867
Mutual funds (Off balance sheet)	2,669,438	3,033,103	2,533,228	2,199,222	3,085,227
Total customer funds	13,849,629	14,617,944	14,072,698	14,903,650	14,855,094
Loans / Deposits[1]	91.4%	93.2%	98.8%	93.9%	96.5%

Average balances
Avg. interest earning assets	13,539,003	14,241,705	14,681,695	15,959,439	15,742,285
Avg. loans	12,277,279	12,807,117	13,444,859	14,295,443	14,312,882
Avg. assets	17,561,157	18,473,070	19,017,354	20,846,092	20,491,543
Avg. demand deposits	2,807,126	3,019,391	3,007,537	2,996,543	2,952,461
Avg equity	1,345,916	1,279,181	1,322,674	1,446,467	1,517,709
Avg. free funds	4,153,042	4,298,572	4,330,212	4,443,010	4,470,170

Capitalization
Risk weighted assets	13,593,098	14,066,367	15,170,215	15,710,202	13,979,591
Tier I	1,398,183	1,350,580	1,477,245	1,578,043	1,543,039
Tier II	415,905	461,436	514,005	588,657	560,232
Regulatory capital	1,814,088	1,812,015	1,991,251	2,166,700	2,103,271
BIS ratio	13.3%	12.9%	13.1%	13.8%	15.0%

Profitability & Efficiency
Net interest margin	5.6%	6.2%	6.9%	5.8%	4.8%
Efficiency ratio	36.6%	37.0%	33.1%	36.6%	34.5%
Avg. Free funds / interest earning assets	30.7%	30.2%	29.5%	27.8%	28.4%
Return on avg. equity	25.6%	32.1%	40.1%	25.9%	20.2%
Return on avg. assets	2.0%	2.2%	2.8%	1.8%	1.5%

2008 figures have been restated in accordance with the new accounting standards adopted by Chilean banks in 2009. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. See Annexes 4 -7 for an explanation of how figures were restated.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	24

	Mar-08	Jun-08	Sep-08	Dec-08	Mar-09
Asset quality
Non-performing loans (NPLs)[2]	—	—	—	—	392,802
Past due loans[3]	135,354	147,874	154,651	160,824	169,220
Expected loss[4]	236,454	245,823	258,446	274,205	281,265
NPLs / total loans	—	—	—	—	2.81%
PDL / total loans	1.09%	1.12%	1.12%	1.10%	1.21%
Coverage of NPLs (Loan loss allowance + Equity / NPLs)	—	—	—	—	471.66%
Loan loss allowance / PDLs	174.7%	166.2%	167.1%	170.5%	166.2%
Expected loss (Loan loss allowances / Loans)	1.90%	1.86%	1.88%	1.88%	2.01%
Cost of credit (prov. expense / loans)	1.98%	2.14%	2.11%	2.29%	2.60%

Network
Branches	496	498	502	507	501
ATMs	1,989	2,016	1,987	1,958	1,929

Market information (period-end)
Net income per share (Ch$)	0.46	0.55	0.70	0.50	0.41
Net income per ADR (US$)	1.08	1.09	1.32	0.82	0.73
Stock price	21.9	21.4	21.9	20.5	19.1
ADR price	52.3	43.0	42.8	35.0	34.4
Market capitalization (US$mn)	9,479	7,801	7,761	6,353	6,230
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 1,039 shares)	181.4	181.4	181.4	181.4	181.4

Other Data
Quarterly inflation rate[5]	1.02%	2.17%	3.63%	2.21%	(2.30)%
Avg. overnight interbank rate (nominal)	6.22%	6.39%	7.58%	8.24%	5.49%
Avg. 10 year Central Bank yield (real)	2.84%	3.06%	3.39%	3.22%	2.60%
Avg. 10 year Central Bank yield (nominal)	6.46%	6.98%	7.74%	6.50%	5.09%
Observed Exchange rate (Ch$/US$) (period-end)	439.1	520.1	552.5	629.1	582.1

1 Ratio = Loans - marketable securities / Time deposits + demand deposits
2 Capital + future interest of all loans with one installment 90 days or more overdue.
3 All instalments overdue more than 90 days
4 Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of expected loss
5 Calculated using the variation of the Unidad de Fomento (UF) in the period

2008 figures have been restated in accordance with the new accounting standards adopted by Chilean banks in 2009. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. See Annexes 4 -7 for an explanation of how figures were restated.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	25

ANNEX 4:  RESTATEMENT OF 2008 FIGURES: MAIN IMPACTS IN ASSETS

IFRS impacts	Mar-08	Adjusments	New	Elimination	Mar-08
Ch$million	Original	IFRS	Consolidated companies	Intercompany results	IFRS
Assets

Cash and balances from Central Bank	647,473		1,217	(980)	647,710
Funds to be cleared	626,731			-	626,731
Financial assets held for trading	715,729			-	715,729
Investment collateral under agreements to repurchase	4,655		1,038	(1,038)	4,655
Derivatives	1,427,176			-	1,427,176
Interbank loans	116,991			-	116,991
Loans, net of loan loss allowances	12,191,081	(2,730)	60	(3,861)	12,184,550
Available-for-sale financial assets	1,457,900				1,457,900
Held-to-maturity investments	-				-
Investments in other companies	6,181	(2,258)	1	2,936	6,860
Intangible assets	58,071	(377)	33		57,727
Fixed assets	247,348	(1) (65,713)	(2) 21,305		202,940
Current tax assets	4,229	(36)	666		4,859
Deferred tax assets	57,386	14,375	5,303		77,064
Other assets	656,983	(15,398)	8,996	(2,294)	648,287
Total Assets	18,217,934	(72,137)	38,619	(5,237)	18,179,179

1 Reappraisal of fixed assets and elimination of price level restatement
2 Fixed assets Bansa S.A.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	26

ANNEX 5:  RESTATEMENT OF 2008 FIGURES: MAIN IMPACTRS IN LIABILITIES AND EQUITY

IFRS impacts	Mar-08	Adjusments	New	Elimination	Mar-08
Ch$million	Original	IFRS	Consolidated companies	Intercompany results	IFRS
Liabilities and Equity
Total non-interest bearing deposits	2,773,548			(980)	2,772,568
Funds to be cleared	381,921			-	381,921
Investments sold under agreements to repurchase	92,583			(1,038)	91,545
Time deposits and savings accounts	8,407,623			-	8,407,623
Derivatives	1,540,408			-	1,540,408
Deposits from credit institutions	1,013,573		(1) 3,867	(2) (3,861)	1,013,579
Marketable debt securities	2,196,889			-	2,196,889
Other obligations	86,697		(3) 27,176	-	113,873
Current tax liabilities	3,247		304	-	3,551
Deferred tax liability	14,321	126	204	-	14,651
Provisions	151,109		3,461	-	154,570
Other liabilities	136,746		3,744	(2,290)	138,200
Total Liabilities	16,798,665	126	38,756	(8,169)	16,829,378

1&2 Liability of Bansa S.A.with Santander Chile
3 Liability of Bansa S.A.with third party

IFRS impacts Ch$ million	Equity
Total original equity December 2008	1,602,610
Consolidation perimeter	(9,712)
Investments in other societies	719
Price level restatement of capital	(30,493)
Reappraisal of fixed assets	(58,613)
Repossesed assets	(408)
Charge-offs	(4,235)
Deffered taxes	15,700
Total	(87,042)
New equity Jan. 1, 2009	1,515,568

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	27

ANNEX 6: RESTATEMENT OF MARCH 2008 FIGURES: MAIN IMPACTS INCOME STATEMENT

IFRS impacts	Mar-08	Adjusments	New	Elimination	Mar-08
Ch$million	Original	IFRS	Consolidated enterprises	Intercompany results	IFRS
Unaudited Quarterly Income Statement

Net interest revenue	188,914	-	(5) (908)	-	188,006
Net fee income	53,584	-	(6) 5,873	(9) (862)	58,595
Financial transactions, net	13,288	-	71	-	13,359
Other operating income	9,448	368	(7) 10,173	(10) (9,974)	10,015
Total operating income	265,234	368	15,209	(10,836)	269,975
Personnel expenses	(44,339)	-	(8) (9,469)	-	(53,808)
Administrative expenses	(38,698)	(1) 700	(3,524)	(11) 10,828	(30,694)
Depreciation and amortization	(11,474)	(2) 517	(156)	-	(11,113)
Other operating expenses	(8,894)	322	(67)	8	(8,631)
Total operating expenses	(103,405)	1,539	(13,216)	10,836	(104,246)
Provision expense	(60,929)	(3) (525)	-	-	(61,454)
Net operating income	100,900	1,382	1,993	-	104,275
Income attributable to inv. in other companies	(262)	-	-	-	(262)
Price level restatement	(8,874)	(4) 8,874	-	-	-
Net income before taxes	91,764	10,256	1,993	-	104,013
Income tax	(15,242)	214	(399)	-	(15,427)
Net income from ordinary activities	76,522	10,470	1,594	-	88,586
Net income discontinued operations	-	-	-	-	-
Net income attributable to:					-
Minority interest	879	-	-	1,710	2,589
Net income attributable to shareholders	75,643	10,470	1,594	(1,710)	85,997

1 Sales force criteria change from accrued to cash
2 Recalculation of fixed asset depreciation (inflation accounting and impairment)
3 Change in charge-off policy for non-performnig mortgage loans from 36 months to 48, but now entire loan is charged-off vs only installments before
4 Elimination of inflation accounting and therefore elimination of price-level restatement
5 Interest expenses Bansa S.A. that leases its headquarters
6 Fee income mainly from GRC collection company that the bank now consolidates
7 Income from companies that manage the call center and sales force
8 Personnel expenses from companies that manage the call center, sales force and collections
9 Elimination of fees paid by the Bank to GRC collection company
10 Elimination of income from companies that manage call center and sales force that were paid by the Bank
11 Elimination of expenses paid to the Bank for outsourced services provided by call center, sales force and collection

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	28

 ANNEX 7: RESTATEMENT OF 2008 FIGURES: COMPANIES CONSOLIDTAED

Firms consolidated in 2008		Firms consolidated in 2009

Subsidiaries		Subsidiaries
1.	Santander S.A. Agente de Valores	1.	Santander S.A. Agente de Valores
2.	Santander Corredora de Seguros Ltda.	2.	Santander Corredora de Seguros Ltda.
3.	Santander S.A. Corredores de Bolsa	3.	Santander S.A. Corredores de Bolsa
4.	Santander Asset Management S.A. Adm. General de Fondos	4.	Santander Asset Management S.A. Adm. General de Fondos
5.	Santander S.A. Sociedad Securitizadora	5.	Santander S.A. Sociedad Securitizadora
6.	Santander Servicios de Recaudación y Pagos Ltda.	6.	Santander Servicios de Recaudación y Pagos Ltda.
		Controlled firms
		7.	Multinegocios S.A,
		8.	Serv. Adm. y Financ. Ltda
		9.	Multiservicios de Negocio Ltda.
		10.	Santandr GRC
		11.	Serv. de Cobranzas Fiscalex Ltda.
		12.	Santander Multimedios S.A.
		13.	Bansa Santander S.A.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	29

BANCO SANTANDER CHILE Y FILIALES
ESTADOS DE SITUACIÓN FINANCIERA CONSOLIDADOS
Por los períodos terminados el 31 de Marzo de 2009 y 2008

	2009	2008
	(Millones)	(Millones)
	$	$
ACTIVOS

Efectivo y depósitos en bancos	1.092.151	647.710
Operaciones con liquidación en curso	374.617	626.731
Instrumentos para negociación	940.357	715.729
Contratos de retrocompra y préstamos de valores	7.008	4.655
Contratos de derivados financieros	1.598.218	1.427.176
Adeudado por bancos	47.809	116.991
Créditos y cuentas por cobrar a clientes	13.704.412	12.184.550
Instrumentos de inversión disponibles para la venta	1.276.382	1.457.900
Instrumentos de inversión hasta el vencimiento	-	-
Inversiones en sociedades	7.452	6.859
Intangibles	68.248	57.727
Activo fijo	196.553	202.941
Impuestos corrientes	8.310	4.859
Impuestos diferidos	85.691	77.063
Otros activos	579.639	648.287

TOTAL ACTIVOS	19.986.847	18.179.178

PASIVOS
Depósitos y otras obligaciones a la vista	3.092.010	2.772.568
Operaciones con liquidación en curso	246.100	381.921
Contratos de retrocompra y préstamos de valores	369.905	91.545
Depósitos y otras captaciones a plazo	8.677.857	8.407.623
Contratos de derivados financieros	1.426.565	1.540.408
Obligaciones con bancos	1.423.195	1.013.578
Instrumentos de deuda emitidos	2.632.433	2.196.889
Otras obligaciones financieras	120.780	113.873
Impuestos corrientes	506	3.552
Impuestos diferidos	9.381	14.651
Provisiones	204.211	154.570
Otros pasivos	212.461	138.199

TOTAL PASIVOS	18.415.404	16.829.377

PATRIMONIO

Atribuible a tenedores patrimoniales del banco:	1.543.040	1.329.122
Capital	891.303	818.535
Reservas	(16.960)	(20.618)
Cuentas de valoración	(7.856)	(21.155)
Utilidades retenidas	676.553	552.360
Utilidades retenidas de ejercicios anteriores	721.340	581.651
Utilidad (pérdida) del ejercicio	76.652	85.997
Menos: Provisión para dividendos mínimos	(121.439)	(115.288)

Interés minoritario	28.403	20.679

TOTAL PATRIMONIO	1.571.443	1.349.801

TOTAL PASIVOS Y PATRIMONIO	19.986.847	18.179.178

BANCO SANTANDER CHILE Y FILIALES
ESTADOS CONSOLIDADOS DE RESULTADOS
Por los períodos terminados el 31 de Marzo de 2009 y 2008

	2009	2008
	(Millones)	(Millones)
	$	$
RESULTADOS OPERACIONALES

Ingresos por intereses y reajustes	246.791	397.894
Gastos por intereses y reajustes	(59.518)	(209.888)

Ingreso neto por intereses y reajustes	187.273	188.006

Ingresos por comisiones	77.163	70.668
Gastos por comisiones	(15.532)	(12.073)

Ingreso neto de comisiones	61.631	58.595

Utilidad neta de operaciones financieras	19.429	(88.622)
Utilidad (pérdida) de cambio neta	49.386	101.981
Otros ingresos operacionales	2.498	10.015

Total Ingresos operacionales	320.217	269.975

Provisiones por riesgo de crédito	(90.934)	(61.454)

INGRESO OPERACIONAL NETO	229.283	208.521

Remuneraciones y gastos del personal	(54.394)	(53.808)
Gastos de administración	(33.448)	(30.694)
Depreciaciones y amortizaciones	(10.446)	(11.113)
Deterioro	-	-
Otros gastos operacionales	(35.531)	(8.631)

TOTAL GASTOS OPERACIONALES	(133.819)	(104.246)

RESULTADO OPERACIONAL	95.464	104.275

Resultado por inversiones en sociedades	326	(262)

Resultado antes de impuesto a la renta	95.790	104.013

Impuesto a la renta	(16.259)	(15.427)

UTILIDAD (PERDIDA) CONSOLIDADA DEL EJERCICIO	79.531	88.586

Atribuible a:
Tenedores patrimoniales del Banco	76.652	85.997
Interés Minoritario	2.879	2.589

Utilidad por acción atribuible a tenedores patrimoniales del Banco:
(expresada en pesos)
Utilidad básica	0,407	0,456
Utilidad diluida	0,407	0,456

BANCO SANTANDER CHILE Y FILIALES
ESTADOS CONSOLIDADOS DE RESULTADOS INTEGRALES
Por los períodos terminados el 31 de Marzo de 2009 y 2008

	2009	2008
	(Millones)	(Millones)
	$	$

UTILIDAD (PERDIDA) CONSOLIDADA DEL EJERCICIO	79.531	88.586

OTROS RESULTADOS INTEGRALES

Instrumentos de Inversión Disponibles para la Venta	20.857	1.369
Coberturas de Flujo de Efectivo	(20.588)	(15.442)

Otros resultados integrales antes de impuesto a la renta	269	(14.073)

Impuesto a la renta relacionado con otros resultados integrales	(46)	2.393

Total de otros resultados integrales	223	(11.680)

RESULTADOS INTEGRALES CONSOLIDADOS DEL EJERCICIO	79.754	76.906

Atribuible a :
Tenedores patrimoniales del Banco	76.348	74.317
Interés Minoritario	3.406	2.589

BANCO SANTANDER CHILE
ESTADO DE CAMBIOS EN EL PATRIMONIO
Por los períodos terminados el 31 de Marzo de 2009 y 2008 (en millones de pesos)

		Reservas		Cuentas de Valoración			Utilidad Retenidas
	Capital	Reservas y otras utilidades retenidas	Fusión de sociedades bajo control común	Instrumentos de Inversión Disponible para la venta	Cobertura de Flujo de Efectivo	Impuesto a la Renta	Utilidadades retenidas de ejercicios anteriores	Utilidades del ejercicio	Provisión para dividendos mínimo	Total atribuible a tenedores patrimoniales	Interés Minoritario	TOTAL PATRIMONIO

Patrimonio al 31 de Diciembre 2007	818.535	49.372	(2.042)	(5.548)	(5.867)	1.940	273.004	308.647	-	1.438.041	20.047	1.458.088
Distribución resultado ehjercicio anterior	-	-	-	-	-	-	308.647	(308.647)	-	-	-	-
Sub-total	818.535	49.372	(2.042)	(5.548)	(5.867)	1.940	581.651	-	-	1.438.041	20.047	1.458.088
Efecto por primera Aplicación de IFRS	-	(68.244)	-	-	-	-	-	-	-	(68.244)	(1.913)	(70.157)
Patrimonio al 01 de Enero 2008	818.535	(18.872)	(2.042)	(5.548)	(5.867)	1.940	581.651	-	-	1.369.797	18.134	1.387.931
Ajuste circulñar N° 3443 dividendos mínimos 2008	-	-	-	-	-	-	-	-	(92.594)	(92.594)	-	(92.594)
Dividendos pagados	-	-	-	-	-	-	-	-	-	-	-	-
Otros movimientos patrimoniales	-	296	-	-	-	-	-	-	-	296	(44)	252
Provisión para dividendos mínimos	-	-	-	-	-	-	-	-	(22.694)	(22.694)	-	(22.694)
Sub-total	-	296	-	-	-	-	-	-	(115.288)	(114.992)	(44)	(115.036)
Otros resultados integrales	-	-	-	1.369	(15.442)	2.393	-	-		(11.680)	-	(11.680)
Resultados del ejercicio	-	-	-	-	-	-	-	85.997		85.997	2.589	88.586
Sub-total Resultado Integral	-	-	-	1.369	(15.442)	2.393	-	85.997	-	74.317	2.589	76.906
Patrimonio al 31 de Marzo 2008	818.535	(18.576)	(2.042)	(4.179)	(21.309)	4.333	581.651	85.997	(115.288)	1.329.122	20.679	1.349.801

Patrimonio al 31 de Diciembre 2008	891.303	(121.684)	(2.042)	(19.972)	10.873	1.547	413.053	415.055	(98.444)	1.489.689	25.879	1.515.568
Distribución resultado ejercicio anterior	-	-	-	-	-	-	415.055	(415.055)	-	-	-	-
Sub-total	891.303	(121.684)	(2.042)	(19.972)	10.873	1.547	828.108	-	(98.444)	1.489.689	25.879	1.515.568
Reposición corrección monetaria 2008	-	106.766	-	-	-	-	(106.766)	-	-	-	-	-
Patrimonio al 01 de Enero 2009	891.303	(14.918)	(2.042)	(19.972)	10.873	1.547	721.342	-	(98.444)	1.489.689	25.879	1.515.568
Dividendos pagados	-	-	-	-	-	-	-	-	-	-	-	-
Otros movimientos patrimoniales	-	-	-	-	-	-	(2)	-	-	(2)	(882)	(884)
Provisión para dividendos mínimos	-	-	-	-	-	-	-	-	(22.995)	(22.995)	-	(22.995)
Sub-total	-	-	-	-	-	-	(2)	-	(22.995)	(22.997)	(882)	(23.879)
Otros resultados integrales	-	-	-	20.222	(20.588)	62	-	-		(304)	527	223
Resultados del ejercicio	-	-	-	-	-	-	-	76.652		76.652	2.879	79.531
Sub-total Resultado Integral	-	-	-	20.222	(20.588)	62	-	76.652	-	76.348	3.406	79.754
Patrimonio al 31 de Marzo 2008	891.303	(14.918)	(2.042)	250	(9.715)	1.609	721.340	76.652	(121.439)	1.543.040	28.403	1.571.443

Dividendos distribuidos:

Período	Resultado atribuible a tenedores patrimoniales	Destinados a reservas o utilidades retenidas	Destinado a Dividendos	Porcentaje Distribuido	Dividendo por acción (en pesos)

- Año 2007 (Junta Accionistas Abril 2008)	308.647	108.026	200.621	65%	1,065

A la fecha en la cual están referidos los presentes estados financieros no se han materializado distribuiciones de dividendos, sin embargo, sólo para efectos referenciales, se ha incluído la distribución de dividendos aprobada por la Junta de Accionistas en abril de 2008.

BANCO SANTANDER CHILE Y FILIALES
ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
Por los períodos terminados el 31 de Marzo de 2009 y 2008

	2009	2008
	(Millones)	(Millones)
	$	$
FLUJOS ORIGINADOS POR ACTIVIDADES OPERACIONALES :

UTILIDAD (PERDIDA) CONSOLIDADA DEL EJERCICIO	79.531	88.586

Cargos (abonos) a resultados que no significan movimiento de efectivo:
Depreciaciones y amortizaciones	10.446	11.113
Provisiones por créditos cuentas por cobrar a clientes y castigos	99.831	61.454
Ajuste a valor de mercado de instrumentos financieros	(41.227)	(10.703)
(Utilidad) Pérdida por inversiones en sociedades	(326)	262
(Utilidad) Pérdida en venta de activos recibidos en pago	(1.103)	(2.553)
(Utilidad) Pérdida en venta de activos fijos	(115)	(418)
Castigo de activos recibidos en pago	964	794
Otros cargos (abonos) que no significan movimiento de efectivo	20.282	(19.553)
Variación neta de intereses, reajustes y comisiones devengados sobre activos y pasivos	(90.564)	(13.408)
Total Flujos Operacionales	77.719	115.574

FLUJO ORIGINADO POR ACTIVIDADES DE INVERSIÓN :
(Aumento) disminución neta de créditos y cuentas por cobrar	555.777	(353.815)
(Aumento) disminución neta de inversiones	477.183	(170.815)
Compras de activos fijos	(1.920)	(5.255)
Ventas de activo fijo	1.158	3.701
Inversiones en sociedades	-	-
(Aumento) Disminución de inversiones en sociedades	164	2.057
Dividendos recibidos de inversiones en sociedades	211	60
Ingresos por bienes recibidos en pago	6.977	7.116
Aumento (disminución) neta de otros activos y pasivos	48.216	(24.265)
Total Flujos de Inversión	1.087.766	(541.216)

FLUJO ORIGINADO POR ACTIVIDADES DE FINANCIAMIENTO :
Aumento (disminución) de acreedores en cuenta corriente	228.801	5.067
Aumento (disminución) de depósitos y captaciones	(958.512)	410.069
Aumento (disminución) de otras obligaciones a la vista o a plazo	(68.769)	(53.681)
Aumento (disminución) de obligaciones por intermediación de documento	(262.745)	(184.006)
Aumento (disminución) de préstamos del exterior corto y largo plazo	(252.370)	(85.369)
Emisión de letras de crédito	-	-
Rescate de letras de crédito	(18.176)	(35.600)
Aumento (disminución) de otros pasivos de corto plazo	(9.977)	(49.488)
Préstamos obtenidos del Banco Central de Chile (corto plazo)	97.677	200.142
Pago de préstamos del Banco Central de Chile (corto y largo plazo)	(98.676)	(201.411)
Emisión de Bonos	120.135	49.951
Rescate de bonos	(22.134)	(26.711)
Otros préstamos obtenido a largo plazo	251.690	(443)
Pago de otros préstamos a largo plazo	-	-
Dividendos pagados	(25)	(16)
Total Flujos de Financiamiento	(993.081)	28.504

VARIACION EFECTIVO Y EFECTIVO EQUIVALENTE DURANTE EL PERIODO	172.404	(397.138)
SALDO INICIAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	1.048.264	1.289.658
SALDO FINAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	1.220.668	892.520

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES:

La Superintendencia de Bancos e Instituciones Financieras (“SBIF”) en conjunto con otras superintendencias y otros organismos reguladores en Chile acordaron un plan de convergencia a Normas Internaciones de Información Financiera (“NIIF”) con el propósito de internacionalizar los modelos de reporte financiero para compañías públicas en Chile.  En el marco del plan estratégico, la SBIF, a través de su Circular Nº 3.410 del 9 de noviembre de 2007, complementada posteriormente por la Circular Nº 3.443 del 21 de agosto de 2008, dio a conocer el nuevo “Compendio de Normas Contables”, en el cual contiene los nuevos estándares de contabilidad y reporte para la industria financiera que se aplicarán a contar del 1º de enero de 2009, considerando las normas de carácter transitorio establecidas en el Capítulo E de dicho compendio.

Por disposiciones legales, los bancos deben utilizar los criterios contables dispuestos por la SBIF y en todo aquello que no sea tratado por ella ni se contraponga con sus instrucciones, deben ceñirse a los criterios contables de general aceptación, que corresponden a las normas técnicas emitidas por el Colegio de Contadores de Chile A.G., coincidentes con los estándares internacionales de contabilidad e información financiera acordados por el Internacional Accounting Standards Board (“IASB”).  En caso de existir discrepancias entre los principios contables y los criterios contables emitidos por la SBIF (Compendio de Normas Contables), primarán estas últimas.

Como resultado de lo anterior, el Banco estableció un plan para la transición a las nuevas normas contables que incluye, entre otros aspectos, el análisis de las diferencias de criterios contables, la selección de los criterios contables a aplicar en los casos en que se permitan tratamientos alternativos y la evaluación de las modificaciones de procedimientos y sistemas de información.

De acuerdo a este plan de transición, se han aplicado retroactivamente al 01 de enero de 2008 las normas del nuevo Compendio de Normas Contables, confeccionándose un balance de apertura a dicha fecha.  Asimismo, con el objetivo de presentar estados financieros comparativos durante el año 2009, el Banco confeccionó un set de estados financieros pro-forma para el año 2008.

A continuación se detallan y explican los principales impactos que origina la migración a estas nuevas normas contables, ya sea a nivel de balance como resultados.

a) Conciliación del Patrimonio de acuerdo al nuevo Compendio de Normas Contables:

Los principales ajustes que origina la migración al nuevo Compendio de Normas Contables en el Patrimonio son los siguientes:

		Total Patrimonio
		Al 01 Enero de	Al 31 Marzo de	Al 31 Diciembre de
		2008	2008	2008
	Explic. (*)	(millones)	(millones)	(millones)
		$	$	$

Patrimonio antes de cambios normativos		1.458.088	1.419.268	1.602.610

Ajustes:
Perímetro de consolidación	i	(14.454)	(12.229)	(9.712)
Sociedades de apoyo	ii	505	505	719
Corrección monetaria	iii	-	(2.500)	(30.493)
Activo fijo e Intangibles	iv	(64.494)	(63.621)	(58.613)
Bienes recibidos o adjudicados en pago	v	(929)	(644)	(408)
Castigos de colocaciones	vi	(2.205)	(2.730)	(4.235)
Impuestos diferidos	vii	11.420	11.752	15.700
Sub-total		(70.157)	(69.467)	(87.042)

Patrimonio según nuevo Compendio de Normas Contables		1.387.931	1.349.801	1.515.568

(*) En la letra g) se explica detalladamente la naturaleza de los principales ajustes.

Tal como se comentó anteriormente, estos ajustes se generan por la adopción del nuevo Compendio de Normas Contables de la SBIF, por lo tanto estos no corresponden al reconocimiento de errores de ejercicios anteriores de acuerdo a la NIC 8.

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

b) Conciliación del Resultado de acuerdo al nuevo Compendio de Normas Contables:

Los principales ajustes que origina la migración al nuevo Compendio de Normas Contables en el Resultado son los siguientes:

		Resultado Consolidado
		Al 31 Marzo de	Al 31 Diciembre de
		2008	2008
	Explic. (*)	(millones)	(millones)
		$	$

Resultado antes de cambios normativos		76.522	331.017

Ajustes:
Perímetro de consolidación	i	2.225	4.742
Sociedades de apoyo	ii	-	214
Corrección monetaria	iii	8.874	78.027
Activo fijo e Intangibles	iv	873	5.881
Bienes recibido o adjudicados en pago	v	285	521
Castigos de colocaciones	vi	(525)	(2.030)
Impuestos diferidos	vii	332	4.280
Sub-total		12.064	91.635

Resultado según nuevo Compendio de Normas Contables		88.586	422.652

(*) En la letra g) se explica detalladamente la naturaleza de los principales ajustes.

Tal como se comentó anteriormente, estos ajustes se generan por la adopción del nuevo Compendio de Normas Contables de la SBIF, por lo tanto estos no corresponden al reconocimiento de errores de ejercicios anteriores de acuerdo a la NIC 8.

c) Balance de Apertura de acuerdo al nuevo Compendio de Normas Contables:

Tal como se comentó anteriormente, al 01 de enero de 2008 se aplicaron retroactivamente las normas del nuevo Compendio de Normas Contables con el objetivo de elaborar el respectivo balance de apertura bajo estas nuevas normas contables.

A continuación se presenta la conciliación de los saldos del Estado de Situación Financiera, debiendo entenderse por:

Saldos de cierre:
Son aquellos que figuran en los estados financieros consolidados del Banco y sus filiales al 01 de Enero de 2008, los cuales se prepararon conforme a los criterios y principios contables anteriormente vigentes.

Ajustes:
Cambios con origen principalmente en los criterios de valorización y políticas contables modificadas por la nueva normativa.  Dentro de este concepto se incluyen las modificaciones al perímetro de consolidación que establece el nuevo Compendio de normas Contables.

Saldos de  Apertura:
Son aquellos que resultan de considerar el efecto de los ajustes en los saldos de cierre.

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

c) Balance de Apertura de acuerdo al nuevo Compendio de Normas Contables, continuación:

	Al 01 de Enero 2008
	Saldos de Cierre	Ajustes	Saldos de Apertura
	(millones)	(millones)	(millones)
	$	$	$
ACTIVOS

Efectivo y depósitos en bancos	1.108.444	193	1.108.637
Operaciones con liquidación en curso	316.240	-	316.240
Instrumentos para negociación	1.090.004	3.441	1.093.445
Contratos de retrocompra y préstamos de valores	33.999	-	33.999
Contratos de derivados financieros	780.775	-	780.775
Adeudado por bancos	45.961	-	45.961
Créditos y cuentas por cobrar a clientes	12.028.053	(5.778)	12.022.275
Instrumentos de inversión disponibles para la venta	779.635	-	779.635
Inversiones en sociedades	6.795	506	7.301
Intangibles	56.187	37	56.224
Activo fijo	245.619	(43.130)	202.489
Impuestos corrientes	1.933	566	2.499
Impuestos diferidos	61.260	19.729	80.989
Otros activos	474.091	(13.809)	460.282

TOTAL ACTIVOS	17.028.996	(38.245)	16.990.751

PASIVOS

Depósitos y otras obligaciones a la vista	2.868.769	(835)	2.867.934
Operaciones con liquidación en curso	135.219	-	135.219
Contratos de retrocompra y préstamos de valores	308.651	(1.021)	307.630
Depósitos y otras captaciones a plazo	7.887.897	-	7.887.897
Contratos de derivados financieros	778.217	-	778.217
Obligaciones con bancos	1.099.443	14	1.099.457
Instrumentos de deuda emitidos	2.154.996	-	2.154.996
Otras obligaciones financieras	147.868	27.799	175.667
Impuestos corrientes	15.897	170	16.067
Impuestos diferidos	10.877	207	11.084
Provisiones	46.376	3.726	50.102
Otros pasivos	116.698	1.852	118.550

TOTAL PASIVOS	15.570.908	31.912	15.602.820

PATRIMONIO

Atribuible a tenedores patrimoniales del banco:	1.438.041	(68.244)	1.369.797
Capital	818.535	-	818.535
Reservas	47.330	(68.244)	(20.914)
Cuentas de valoración	(9.475)	-	(9.475)
Utilidades retenidas	581.651	-	581.651
Utilidades retenidas de ejercicios anteriores	581.651	-	581.651
Utilidad (pérdida) del ejercicio	-	-	-
Menos: Provisión para dividendos mínimos	-	-	-

Interés minoritario	20.047	(1.913)	18.134

TOTAL PATRIMONIO	1.458.088	(70.157)	1.387.931

TOTAL PASIVOS Y PATRIMONIO	17.028.996	(38.245)	16.990.751

(*) En la letra g) se explica detalladamente la naturaleza de los principales ajustes.

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

d) Estados de Situación Financiera pro-forma:

Con el objetivo de presentar estados financieros comparativos durante el año 2009, el Banco confeccionó un set de estados financieros pro-forma para el año 2008, a continuación se presenta la formulación de los Estados de Situación Financiera pro-forma al 31 de marzo y 31 de Diciembre de 2008, respectivamente:

	Al 31 de Marzo 2008			Al 31 de Diciembre 2008
	Norma Antigua	Ajustes	Compendio de Normas Contables	Norma Antigua	Ajuste	Compendio de Normas Contables
	(millones)	(millones)	(millones)	(millones)	(millones)	(millones)
	$	$	$	$	$	$

ACTIVOS
Efectivo y depósitos en bancos	647.473	237	647.710	854.838	573	855.411
Operaciones con liquidación en curso	626.731	-	626.731	335.405	-	335.405
Instrumentos para negociación	715.729	-	715.729	1.161.631	4.795	1.166.426
Contratos de retrocompra y préstamos de valores	4.655	-	4.655	-	-	-
Contratos de derivados financieros	1.427.176	-	1.427.176	1.846.509	-	1.846.509
Adeudado por bancos	116.991	-	116.991	95.499	-	95.499
Créditos y cuentas por cobrar a clientes	12.191.081	(6,531)	12.184.550	14.319.370	(8.021)	14.311.349
Instrumentos de inversión disponibles para la venta	1.457.900	-	1.457.900	1.580.240	-	1.580.240
Inversiones en sociedades	6.181	678	6.859	6.990	287	7.277
Intangibles	58.071	(344)	57.727	73.089	(4.857)	68.232
Activo fijo	247.348	(44.407)	202.941	260.105	(59.716)	200.389
Impuestos corrientes	4.229	630	4.859	18.289	426	18.715
Impuestos diferidos	57.386	19.677	77.063	64.821	24.004	88.825
Otros activos	656.982	(8.695)	648.287	520.348	(11.693)	508.655

TOTAL ACTIVOS	18.217.933	(38.755)	18.179.178	21.137.134	(54.202)	21.082.932

PASIVOS
Depósitos y otras obligaciones a la vista	2.773.548	(980)	2.772.568	2.949.757	(1.595)	2.948.162
Operaciones con liquidación en curso	381.921	-	381.921	142.552	-	142.552
Contratos de retrocompra y préstamos de valores	92.583	(1.038)	91.545	563.234	(1.011)	562.223
Depósitos y otras captaciones a plazo	8.407.623	-	8.407.623	9.756.266	-	9.756.266
Contratos de derivados financieros	1.540.408	-	1.540.408	1.469.724	-	1.469.724
Obligaciones con bancos	1.013.573	5	1.013.578	1.425.065	2	1.425.067
Instrumentos de deuda emitidos	2.196.889	-	2.196.889	2.651.372	-	2,651.372
Otras obligaciones financieras	86.697	27.176	113.873	103.278	28.040	131.318
Impuestos corrientes	3.247	305	3.552	163	628	791
Impuestos diferidos	14.321	330	14.651	18.766	671	19.437
Provisiones	151.109	3.461	154.570	162.165	4.554	166.719
Otros pasivos	136.746	1.453	138.199	292.182	1.551	293.733

TOTAL PASIVOS	16.798.665	30.712	16.829.377	19.534.524	32.840	19.567.364

PATRIMONIO

Atribuible a tenedores patrimoniales del banco:	1.398.183	(69.061)	1.329.122	1.578.045	(88.356)	1.489.689
Capital	818.535	-	818.535	891.303	-	891.303
Reservas	58.797	(79.415)	(20.618)	51.539	(175.265)	(123.726)
Cuentas de valoración	(21.155)	-	(21.155)	(7.552)	-	(7.552)
Utilidades retenidas	542.006	10.354	552.360	642.755	86.909	729.664
Utilidades retenidas de ejercicios anteriores	581.651	-	581.651	413.053	-	413.053
Utilidad (pérdida) del ejercicio	75.643	10.354	85.997	328.146	86.909	415.055
Menos: Provisión para dividendos mínimos	(115.288)	-	(115.288)	(98.444)	-	(98.444)

Interés minoritario	21.085	(406)	20.679	24.565	1.314	25.879

TOTAL PATRIMONIO	1.419.268	(69.467)	1.349.801	1.602.610	(87.042)	1.515.568

TOTAL PASIVOS Y PATRIMONIO	18.217.933	(38.755)	18.179.178	21,137,134	(54.202)	21.082.932

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

e) Estados de Resultados pro-forma:

Tal como se comentaba en el punto anterior, el Banco confeccionó un set de estados financieros pro-forma para el año 2008 con ánimo de presentar información comparativa , a continuación se presenta la formulación de los Estados de Resultados pro-forma por los períodos terminados el 31 de marzo y el 31 de Diciembre de 2008, respectivamente:

	Al 31 Marzo 2008			Al 31 Diciembre 2008
	Norma Antigua	Ajuste	Compendio de Normas Contables	Norma Antigua	Ajuste	Compendio de Normas Contables
	(millones)	(millones)	(millones)	(millones)	(millones)	(millones)
	$	$	$	$	$	$

RESULTADOS OPERACIONALES

Ingresos por intereses y reajustes	397.943	(49)	397.894	2.061.112	234	2.061.346
Gastos por intereses y reajustes	(209.029)	(859)	(209.888)	(1.164.071)	(5.209)	(1.169.280)

Ingreso neto por intereses y reajustes	188.914	(908)	188.006	897.041	(4.975)	892.066

Ingresos por comisiones	65.657	5.011	70.668	276.433	19.536	295.969
Gastos por comisiones	(12.073)	-	(12.073)	(52.840)	-	(52.840)

Ingreso neto de comisiones	53.584	5.011	58.595	223.593	19.536	243.129

Utilidad neta de operaciones financieras	(88.693)	71	(88.622)	273.084	393	273.477
Utilidad (pérdida) de cambio neta	101.981	-	101.981	(187.042)	-	(187.042)
Otros ingresos operacionales	9.448	567	10.015	16.512	1.277	17.789

Total Ingresos Operacionales	265.234	4.741	269.975	1.223.188	16.231	1.239.419

Provisiones por riesgo de crédito	(60.929)	(525)	(61.454)	(285.953)	(2.030)	(287.983)

INGRESO OPERACIONAL NETO	204.305	4.216	208.521	937.235	14.201	951.436

Remuneraciones y gastos de personal	(44.339)	(9.469)	(53.808)	(209.134)	(37.641)	(246.775)
Gastos de Administración	(38.698)	8.004	(30.694)	(161.977)	28.295	(133.682)
Depreciaciones y amortizaciones	(11.474)	361	(11.113)	(51.944)	4.317	(47.627)
Otros gastos operacionales	(8.894)	263	(8.631)	(42.259)	581	(41.678)

Total Ingresos Operacionales	(103.405)	(841)	(104.246)	(465.314)	(4.448)	(469.762)

RESULTADO OPERACIONAL	100.900	3.375	104.275	471.921	9.753	481.674

Resultado por inversiones en sociedades	(262)	-	(262)	851	214	1.065
Corrección Monetaria	(8.874)	8.874	-	(78.027)	78.027	-

Resultado antes de Impuesto a la Renta	91.764	12.249	104.013	394.745	87.994	482.739

Impuesto a la Renta	(15.242)	(185)	(15.427)	(63.728)	3.641	(60.087)

UTILIDAD CONSOLIDADA DEL EJERCICIO	76.522	12.064	88.586	331.017	91.635	422.652

Atribuible a:

Tenedores patrimoniales del Banco	75.643	10.354	85.997	328.146	86.909	415.200
Interés Minoritario	879	1.710	2.589	2.871	4.726	7.597

Utilidad por acción atribuible a tenedores patrimoniales del Banco:
(expresada en pesos)

Utilidad básica	0,401	-	0,456	1,741	-	2,203
Utilidad diluida	0,401	-	0,456	1,741	-	2,203

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

f) Estado de Flujo de Efectivo pro-forma:

Con el objetivo de entregar una conciliación entre el Estado de Flujos de Efectivo presentado bajo las anteriores normas contables  por el período terminado el 31 de marzo de 2008 y el incluido en estos estados financieros intermedios, a continuación se presenta la formulación de este estado pro-forma:

	Al 31 Marzo 2008
			Compendio de
	Nornma Antigua	Ajuste	Normas Contables
	(millones)	(millones)	(millones)
	$	$	$
FLUJOS ORIGINADOS POR ACTIVIDADES OPERACIONALES :
UTILIDAD (PÉRDIDA) CONSOLIDADA DEL EJERCICIO	76.522	12.064	88.586
Cargos (abonos) a resultados que no significan movimiento de efectivo:
Depreciaciones y amortizaciones	11.474	(361)	11.113
Provisiones por créditos, cuentas por cobrar a clientes y castigos	71.150	(9.696)	61.454
Ajuste a valor de mercado de instrumentos financieros	11.048	(21.751)	(10.703)
(Utilidad) Pérdida por inversiones en sociedades	262	-	262
(Utilidad) Pérdida en venta de activos recibidos en pago	762	(3.315)	(2.553)
(Utilidad) Pérdida en venta de activos fijos	(62)	(356)	(418)
Castigo de activos recibidos en pago	(831)	1.625	794
Corrección monetaria	8.874	(8.874)	-
Otros cargos (abonos) que no significan movimiento de efectivo	(20.470)	917	(19.553)
Variación neta de intereses, reajustes y comisiones devengados sobre activos y pasivos	(19.802)	6.394	(13.408)
Total flujos operacionales	138.927	(23.353)	115.574
FLUJO ORIGINADO POR ACTIVIDADES DE INVERSIÓN :
(Aumento) disminución neta de créditos y cuentas por cobrar	(254.289)	(99.526)	(353.815)
(Aumento) disminución neta de inversiones	(200.702)	29.887	(170.815)
Compras de activos fijos	(5.255)	-	(5.255)
Ventas de activo fijo	3.701	-	3.701
Inversiones en sociedades	-	-	-
(Aumento) Disminución de inversiones en sociedades	2.057	-	2.057
Dividendos recibidos de inversiones en sociedades	60	-	60
Ingresos por bienes recibidos en pago	(762)	7.878	7.116
Aumento (disminución) neta de otros activos y pasivos	(57.046)	32.781	(24.265)
Total flujos de inversión	(512.236)	(28.980)	(541.216)
FLUJO ORIGINADO POR ACTIVIDADES DE FINANCIAMIENTO :
Aumento (disminución) de acreedores en cuenta corriente	(10.114)	15.181	5.067
Aumento (disminución) de depósitos y captaciones	380.611	29.458	410.069
Aumento (disminución) de otras obligaciones a la vista o a plazo	(59.158)	5.477	(53.681)
Aumento (disminución) de obligaciones por intermediación de documento	(188.825)	4.819	(184.006)
Aumento (disminución) de prétamos del exterior corto y largo plazo	(94.406)	9.037	(85.369)
Emisión de letras de crédito	-	-	-
Rescate de letras de crédito	(26.800)	(8.800)	(35.600)
Aumento (disminución) de otros pasivos de corto plazo	(50.306)	818	(49.488)
Préstamos obtenidos del Banco Central de Chile (corto plazo)	201.562	(1.420)	200.142
Pago de préstamos del Banco Central de Chile (corto y largo plazo)	(202.277)	866	(201.411)
Emisión de Bonos	49.951	-	49.951
Rescate de bonos	(26.711)	-	(26.711)
Otros Préstamos obtenidos a corto y largo plazo	(760)	317	(443)
Dividendos pagados	-	(16)	(16)
Total Flujos de financiamiento	(27.233)	55.737	28.504
EFECTO DE INFLACION SOBRE EFECTIVO Y EFECTIVO EQUIVALENTE	(7.213)	7.213	-
VARIACION EFECTIVO Y EFECTIVO EQUIVALENTE DURANTE EL PERIODO	(407.755)	10.617	(397.138)
EFECTIVO INICIAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	1.300.038	(10.380)	1.289.658
SALDO FINAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	892.283	237	892.520

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

g) Descripción de los principales ajustes:

A continuación se describirá la naturaleza de los principales efectos o ajustes que surgen en la adopción del nuevo Compendio de Normas Contables emitido por la SBIF.

i.  Perímetro de Consolidación

De acuerdo a la normativa vigente hasta el 31 Diciembre 2007, Capitulo 11-6 “Inversiones en Sociedades en el País” de la Recopilación Actualizada de Normas; el Banco consideraba dentro de su perímetro de consolidación a las sociedades filiales y a las sociedades de apoyo al giro.

En primer caso, estas sociedades eran consolidadas mediante el método de integración global (línea a línea), siendo las siguientes:
	% de Participación
Sociedad	Directo	Indirecto	Total

Santander Corredores de Seguro Ltda.	99,75%	0,01%	99,76%
Santander S.A. Corredores de Bolsa	50,59%	0,41%	51,00%
Santander Asset Management S.A. Administradora General de Fondos	99,96%	0,02%	99,98%
Santander S.A. Agente de Valores	99,03%	-	99,03%
Santander S.A. Sociedad Securitizadora	99,64%	-	99,64%
Santander Servicios de Recaudación y Pagos Limitada	99,90%	0,10%	100,00%

Por su parte, las sociedades de apoyo al giro eran valorizadas mediante el método de puesta en equivalencia (VPP o VP), considerando las siguientes entidades:

Sociedad	% Part.

Redbanc S.A.	33,42%
Transbank S.A.	32,71%
Centro de Compensación Automatizado	33,33%
Sociedad Interbancaria Depósitos de Valores S.A.	29,29%
Cámara Compensación Alto Valor S.A.	11,52%
Administrador Financiero Transantiago S.A.	20,00%
Sociedad Nexus S.A.	12,90%

Con la entrada en vigencia del nuevo Compendio de Normas Contables, el Banco ha debido analizar y definir nuevamente su perímetro de consolidación, teniendo presente que ahora el criterio fundamental a considerar es el grado de control que posea el Banco sobre una determinada entidad y no su porcentaje de participación en el patrimonio.

Producto de este análisis, se determinó lo siguiente:

-
Se mantendrán los métodos de consolidación/valorización utilizados hasta el 31 de diciembre de 2008 para las sociedades filiales y de apoyo al giro.  Lo anterior, debido a que se concluyó que en el primer caso el Banco posee control sobre ellas y en el segundo ejerce una influencia significativa.

-
Por otro lado, de acuerdo a lo estipulado por la NIC 27 y la SIC 12, el Banco debe evaluar la existencia de Entidades de Cometido Especial (ECE), las cuales deben se incluidas en el perímetro de consolidación,  siendo sus principales características las siguientes:

o	Las actividades de la ECE han sido dirigidas, en esencia, en nombre de la entidad que presenta los estados financieros consolidados, y de acuerdo a sus necesidades específicas de negocio.
o
Se poseen los poderes de decisión necesarios para obtener la mayoría de los beneficios de las actividades de esas entidades y los derechos para obtener la mayoría de los beneficios u otras ventajas de dichas entidades.

o	En esencia, la entidad retiene para sí, la mayoría de los riesgos inherentes a la propiedad o residuales a la ECE o a sus activos, con el fin de obtener los beneficios de sus actividades.

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

g) Descripción de los principales ajustes, continuación:

-
Así entonces, producto de esta evaluación, se concluyó que el Banco ejercía el control sobre un número determinado de entidades, las cuales debían ser  incorporadas a su perímetro de consolidación, siendo las siguientes entidades:

- Santander Gestión de Recaudación y Cobranzas Ltda.
- Multinegocios S.A.
- Servicios Administrativos y Financieros Ltda.
- Servicios de Cobranzas Fiscalex Ltda.
- Multiservicios de Negocios Ltda.
- Bansa Santander S.A. - Santander Multimedios S.A.

A principios del año 2009, la sociedad Santander Multimedios S.A., realizó un cambió en su giro de negocios, lo que generó que sus ingresos ya no dependieran en gran medida de las operaciones realizadas con el Banco.  Producto de ello, se determinó que el Banco ya no ejercía control sobre ella, debiendo excluirla del perímetro de consolidación a partir de Marzo 2009.

Dentro de este ítem, en general, se incluyen los efectos que generó la inclusión de estas sociedades al perímetro de consolidación del Banco.   Además se incluyen también aquellos efectos colaterales que genera la incorporación estas sociedades al perímetro de consolidación, como lo son nuevos ajustes de eliminación de operaciones relacionadas (ej. Colocaciones) y también la aceleración de desembolsos que anteriormente eran activados y devengados en resultado en un período de tiempo determinado.

ii.  Sociedades de Apoyo al Giro

Dentro de este ítem se han agrupado los efectos particulares que generó la adopción del nuevo Compendio de Normas Contables en cada una de las diversas sociedades de Apoyo al Giro, considerando en cada caso el efecto proporcional que generan estos efectos/ajustes en el patrimonio del Banco, en base al porcentaje de participación que tiene el Banco sobre estas sociedades.

iii.  Corrección Monetaria

De acuerdo a la normativa anteriormente vigente, los estados financieros consolidados se preparaban aplicando corrección monetaria integral, con el objetivo de reflejar los efectos de los cambios en el poder adquisitivo del peso chileno durante cada periodo.

Según el nuevo Compendio de Normas Contables y de acuerdo a la NIC 29 “Información Financiera en Economías Hiperinflacionarias”,  se aplicará corrección monetaria solo cuando la entidad cuya moneda funcional sea una moneda correspondiente a una economía hiperinflacionaria (entiéndase que es aquella economía con 100 por ciento de inflación en 3 años).  En el caso del Banco, la moneda funcional es el peso chileno.

Debido a que la economía chilena no cumple los requisitos antes descritos, es que el Banco debió eliminar la corrección monetaria a partir del 01 de Enero de 2008.  De acuerdo a lo establecido en el Capítulo E del Compendio de Normas Contables, la corrección monetaria aplicada hasta el 31 de Diciembre de 2007 no fue objeto de reversiones.

Dentro de este ítem, se incluyen los ajustes por la reversión de la corrección monetaria de los diferentes activos y pasivos.  Por su parte, la corrección monetaria del capital pagado y reservas al 31 de diciembre de 2008 no fueron revertidas, de acuerdo a lo establecido en el Capítulo E del Compendio de Normas Contables y a la necesidad de mantener los montos del capital pagado y de las reservas constituidas de acuerdo con las reglas aplicadas para efectos legales o estatutarios.

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

g) Descripción de los principales ajustes, continuación:

iv.  Activo Fijo e Intangibles

Dentro de este ítem, se incluye principalmente el efecto que genera el recálculo de las depreciaciones y amortizaciones de los activos fijos en general y de los intangibles (software y desarrollos informáticos) producto de la eliminación de la corrección monetaria (tal como se describe en el punto iii) y de las determinación del costo atribuido en el caso de los activos fijos al 01 de Enero de 2008.

De acuerdo a lo establecido en el Capítulo E del nuevo Compendio de Normas Contables, al 01 de enero de 2008 el Banco determinó el costo atribuido de sus activos fijos, eligiendo el menor importe entre el costo histórico de cada unos de ellos (incluyendo su respectiva corrección monetaria hasta el 31 de diciembre de 2007) y su valor razonable, basado en una tasación de los mismos, realizada por un tercero independiente.

v.  Bienes Recibidos o Adjudicados en Pago

Anteriormente, los bienes recibidos o adjudicados en pago (BRP) eran valorizados al costo (precio convenido con el deudor en la dación en pago o el valor de adjudicación en remate judicial, según sea el caso, corregido monetariamente),  menos una provisión de valuación individual en base a una tasación independiente.  Al cabo de un año, en cumplimiento de lo dispuesto en el N° 5 del artículo 84 de la Ley General de Bancos, para hacer uso de un plazo adicional para vender los bienes recibidos o adjudicados en pago, los bancos debían castigar los bienes que se encontraban en esa situación.

La principal modificación que introduce en la valorización de los BRP el nuevo Compendio de Normas Contables, Capitulo B-5, (además de la eliminación de la corrección monetaria descrita en el punto iii.) es que al momento de realizar la provisión de valuación inicial se deberá considerar su valor realizable neto, es decir, el valor razonable (tasación independiente) menos los costos necesarios para mantenerlo y enajenarlo.

De acuerdo a los estudios realizados por el Banco, al 01 de Enero de 2008 se determinó un costo de venta  (costo para mantenerlo y enajenarlo) promedio estimado de un 5,8% sobre el valor de tasación y al 31 de Diciembre de 2008 este guarismo ascendió a un 6,5%,

En este ítem se presentan los efectos que genera la aplicación del costo de venta anteriormente descrito.

vi.  Castigos de Colocaciones

De acuerdo a la normativa anteriormente vigente, el plazo para efectuar  los castigos de las cuotas vencidas y morosas de los créditos y cuentas a cobrar, se computaba desde su ingreso a cartera vencida, la cual representaba a aquellas operaciones que se encontraban morosas en el pago de capital e intereses por noventa días o más.  Este ingreso a cartera vencida se realizaba anteriormente cuota a cuota.

De acuerdo a lo establecido en el Capítulo B-2 del nuevo Compendio de Normas Contables, el plazo para realizar los castigos  de los créditos y cuentas por cobrar debe computarse desde el inicio de la mora de una determinada operación, afectando por tanto al 100% de la operación, ya sea que tenga una proporción morosa, vencida o vigente.

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

g) Descripción de los principales ajustes, continuación:

A continuación se muestra un cuadro con los principales tipos de colocación y sus respectivos plazos de castigo de acuerdo a lo estipulado por el nuevo Compendio de Normas Contables:

Tipo de contrato	Plazo

Operaciones de Leasing

Leasing de consumo	6 meses
Otras operaciones de leasing no inmobiliario	12 meses
Leasing inmobiliario (comercial o vivienda)	36 meses

Resto de Operaciones

Créditos de consumo con o sin garantías reales	6 meses
Otras operaciones sin garantías reales	24 meses
Créditos comerciales con garantías reales	36 meses
Créditos hipotecarios para vivienda	48 meses

Dentro de este ítem, el Banco ha clasificado los efectos que surgen de la aplicación de esta nueva metodología para la aplicación de los castigos de créditos y cuentas a cobrar, así como también el efecto colateral que genera en las provisiones constituidas para cada una de las operaciones (al castigarse al 100% la operación, deben liberarse las provisiones constituidas).

vii.  Impuestos diferidos

Dentro de este ítem se agrupan los efectos fiscales (impuestos diferidos) generados por las diferencias temporales, originadas a su vez, por los ajustes comentados anteriormente, sea que estos afecten directamente al patrimonio o a resultados.

FELIPE CONTRERAS FAJARDO Gerente de Contabilidad	ÓSCAR VON CHRISMAR CARVAJAL Gerente General